SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem



Braskem S.A.

Consolidated and individual financial statements for the year ended December 31, 2024 and independent auditor's report

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditor's Report on the Individual and Consolidated Financial Statements

To Shareholders, Members of the Board and Management of Braskem S.A.

Camaçari – Bahia

(A free translation of the original report in Portuguese, as filed in the Brazilian Securities and Exchange Commission ("CVM"), containing individual and consolidated financial statements prepared accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB)).

Opinion

We have audited the individual and consolidated financial statements of Braskem S.A. ("the Company"), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as of December 31, 2024, and the related statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, including material accounting policies and other explanatory information.

Opinion on the individual financial statements
In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. ("the Company") as of December 31, 2024, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as of December 31, 2024, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors' responsibilities for the audit of the individual and consolidated financial statements

section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (*"Código de Ética Profissional do Contador"*) and in the professional standards issued by the Brazilian Federal Accounting Council (*"Conselho Federal de Contabilidade"*) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are the matters that, in our professional judgment, were the most significant in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on these individual and consolidated financial statements, and therefore, we do not provide a separate opinion on these matters.

Evaluation of the provision and disclosures related to the geological event in Alagoas

See the note 24 to the individual and consolidated financial statements

Key audit matters

As of December 31, 2024, the Company presents in its financial statements a balance of provision "Geological event - Alagoas", linked to obligations arising from the geological event related to the extraction of salt in Alagoas, assumed under Terms of Agreement, signed with government authorities, which include, among other obligations, actions for monitoring and stabilizing the salt mining wells related to these activities. The Company also discloses legal proceedings for which an unfavorable outcome is considered possible related to the same matter.

In determining the provision for estimated future disbursements on monitoring and stabilizing the salt mining wells, the Company's management uses the results of sonars measurements and information from technical studies conducted by external companies specialized in geology, geomechanics and engineering, which are relevant for determining the technical solutions of the actions required for monitoring and stabilizing these salt mining wells.

Due to the high level of judgment and uncertainties inherent in determining technical solutions and costs estimated for monitoring and stabilizing the salt mining wells, which will be used as assumptions for measuring the Company's obligations, as well as due to the level of relevance and complexity in evaluating the estimate of the likelihood of outflows of economic benefits and related disclosures, originating from lawsuits related to the extraction of salt in Alagoas, we considered this subject as a key audit matter.

How our audit conducted this issue

Our audit procedures included, but were not limited to:

- We evaluated the design, implementation and effectiveness of internal controls we judged to be key controls related to Company's provision estimate process, including the evaluation of information from external specialists, as well as the controls over the disclosures in the individual and consolidated financial statements;
- We evaluated, with the support of our specialists in infrastructure: (i) the technical appraisal reports prepared by the Company's external experts regarding the monitoring and stabilization of the salt mining wells; (ii) the action plan established by the Company's management; and (iii) the main costs estimated for monitoring and stabilizing the salt mining wells;
- We obtained legal confirmations, received directly from the Company's external legal counsel, that included their assessment on the risk of loss and the estimation of the amounts involved in legal proceedings related to the geological event - Alagoas;
- We inquired the Company's management about the other obligations related to the geological event - Alagoas and we inspected internal and external documents related to the matter; and
- We evaluated whether the disclosures in the individual and consolidated financial statements consider the relevant information related to the provisioned amounts, as well as the relevant information related to legal proceedings with possible risk of loss.

During our audit, we identified adjustments that, although immaterial, would affect the measurement and disclosure of the provision for the geological event - Alagoas, which were not recognized by management.

KPMG

	Our tests revealed deficiencies in the operating effectiveness of internal controls related to the provision for the geological event - Alagoas. As a result, we expanded the extent of our substantive procedures, in addition to what was originally planned, to obtain sufficient and appropriate audit evidence in relation to the provision for the geological event - Alagoas. Based on evidence obtained from the procedures summarized above, we consider acceptable the level of provision for the expenses associated with monitoring and stabilization of the salt mining wells and the financial obligations linked to the legal proceedings related to the geological event - Alagoas, as well as related disclosures in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

Goodwill impairment assessment

See the note 12 (a) to the individual and consolidated financial statements

Key audit matters	How our audit conducted this issue
As of December 31, 2024, the Company's individual and consolidated assets included goodwill due to expected future profitability allocated to the cash generating units ("UGCs") of the Northeast Petrochemical Complex and South Petrochemical Complex. Management performs impairment tests on goodwill due to expected future profitability for each UGC at least annually, or whenever changes in events or circumstances indicate that the value of goodwill due to expected future profitability may be impaired. When the carrying value of the asset exceeds its recoverable value, the Company recognizes an impairment charge. The recoverable amount is the higher of the fair value less costs of disposal and value in use. The Company's management determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable value of goodwill based on expected future profitability include significant key assumptions regarding growth rates of revenue, costs and expenses in the projected period and in perpetuity and discount rates. Due to the degree of judgment and uncertainties inherent in the assumptions used to estimate the value in use of cash generating units, we consider this matter to be significant for our audit.	Our procedures included, but were not limited to: – We evaluate the design, implementation and effectiveness of internal controls that we judged to be key, related to determining the recoverable value of goodwill based on expected future profitability, including certain controls related to the development of key assumptions used such as growth rates of revenue, costs and expenses in the projected period and in perpetuity and discount rates, as well as controls over disclosures in the individual and consolidated financial statements; – With the assistance of our specialists in corporate finance valuation : (i) we evaluated the key assumptions used by the Company to estimate value in use, including estimates of growth rates of revenue, costs and expenses in the project period and in perpetuity, as well as discount rates by comparing them with available market information and actual performance in relation to prior cash flow projections; and (iii) we carried out an independent sensitivity analysis on the discounted cash flows of each cash-generating unit to identify situations in which these flows would result in recoverable values equal to or lower than the carrying amount of the goodwill due to expected future profitability; and – We assessed whether the disclosures in the individual and consolidated financial statements consider relevant information about the recoverable values of the aforementioned CGUs that contain goodwill due to expected future profitability.

	Our tests revealed deficiencies in the operating effectiveness of internal controls related to the recoverable values of CGUs that contain goodwill due to expected future profitability. As a result, we expanded the extent of our substantive procedures, in addition to what was originally planned, to obtain sufficient and appropriate audit evidence in relation to the recoverable values of CGUs that contain goodwill due to expected future profitability. Based on evidence obtained from the procedures summarized above, we consider acceptable the recoverable values of the aforementioned CGUs that contain goodwill due to expected future profitability, as well as related disclosures in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

Recoverability of deferred tax assets

See the note 20.2 to the individual and consolidated financial statements

Key audit matters	How our audit conducted this issue
As of December 31, 2024, the Company's individual and consolidated assets included significant deferred tax assets recognized by the parent company. Deferred tax assets on tax-loss carryforward, negative basis of social contribution and deductible temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which tax-loss carryforward, negative basis of social contribution and deductible temporary differences can be used. The estimate of future taxable profit is based on projections prepared by management which includes certain significant key assumptions such as the growth rate of revenue, costs and expenses, as well as the movements in the deductible temporary differences. Due to the degree of judgment and uncertainties inherent in the assumptions used to estimate the Company's future taxable profit, we consider this matter to be significant for our audit.	Our audit procedures included, but were not limited to: – We evaluated the design, implementation and effectiveness of internal controls that we judged to be key, related to determining the Company's estimated future taxable profit, including certain controls related to the development of key assumptions used such as growth rate of revenue, costs and expenses and movements of deductible temporary differences, as well as controls over disclosures in the individual and consolidated financial statements; – With the assistance of our specialists in corporate finance valuation, we evaluated the key assumptions such as growth rates of revenue, costs, expenses and movements of deductible temporary differences used by the Company to estimate future taxable profit for which the tax-loss carryforward, the negative basis of social contribution and temporary differences can be used by comparing available market information and actual performance in relation to future taxable profit projections prepared in prior years; and – We assessed whether the disclosures in the individual and consolidated financial statements consider relevant information related to the amounts of deferred tax assets. Based on the evidence obtained through the procedures summarized above, we consider the amount of deferred tax assets, as well as the related disclosures, acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

Going concern assessment

See the notes 1, 2.2 and 18.5 to the individual and consolidated financial statements

Key audit matters	How our audit conducted this issue
The Company's financial statements have prepared based on a going concern basis. The Company has incurred in losses as of and for the years ended December 31, 2024 and 2023, and presented negative shareholders' equity as of December 31, 2024. Based on the cash flows projections prepared, management believes that the current working capital and capital expenditure financing is sufficient to fund operations and satisfy the Company's obligations as they come due for at least one year from the date of the financial statements. The projections are calculated based on undiscounted cash flows and involve the use of certain key assumptions by management such as growth rates of revenue, costs and expenses, as well as considerations regarding the deduction of short-term debts and working capital need. The Company also contracted an international revolving credit facility in the amount of US$1 billion, which expires in December 2026. As of December 31, 2024, this credit line had not been used. Due to the degree of judgment and uncertainties inherent in the assumptions used to estimate future cash flows used in assessing the Company's going concern assumption, we consider this matter to be significant for our audit.	Our audit procedures included, but were not limited to: – We evaluated the design, implementation and effectiveness of internal controls that we judged to be key, related to future cash flow projections used in assessing the Company's going concern assumption, as well as controls over disclosures in individual and consolidated financial projections; – With the assistance of our specialists in corporate finance valuation, we evaluated the key assumptions used by the Company to estimate future cash flows, including growth rates of revenue, costs and expenses by comparing them with available market information and actual performance in relation to prior future cash flow projections; – We evaluated the timeline of debt payments and the available credit line with the underlying credit agreement; and – We assessed whether the disclosures in the individual and consolidated financial statements consider relevant information related to the Company's going concern assumption. Based on the evidence obtained through the procedures summarized above, we consider that the Company's going concern assumption is acceptable, as well as the related disclosures in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

Other matters – Statements of value added

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2024, prepared under the responsibility of the Company's management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with Accounting Practices Adopted in Brazil, and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and subsidiaries financial reporting process.

Auditors' responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, including, when applicable, the actions taken to eliminate the threats or safeguards applied by the Company.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matter. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 26, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

Original report in Portuguese signed by

Fernando Rodrigues Nascimento
Accountant CRC 1SP244524/O-1

Braskem S.A.

Statement of consolidated financial position at December 31
All amounts in millions of Reais

Assets	Note	Consolidated 2024	Consolidated 2023	Parent company 2024	Parent company 2023
Current assets					
Cash and cash equivalents	4	14,986	14,187	5,388	8,658
Financial investments	5	1,786	4,956	1,643	4,812
Trade accounts receivable	6	3,562	2,910	3,792	2,971
Inventories	7	13,688	12,532	9,761	9,263
Taxes recoverable	9	1,372	1,461	617	783
Recoverable income taxes		782	428	265	223
Derivatives	18.7	73	137	13	70
Other receivables		788	830	653	610
		37,037	37,441	22,132	27,390
Non-current assets					
Taxes recoverable	9	1,758	1,370	1,385	1,073
Recoverable income taxes		295	292	295	292
Deferred income tax and social contribution	20.2	13,882	6,443	12,268	5,846
Derivatives	18.7	99	210	45	132
Other receivables		543	487	380	288
Investments	10	438	165	29,164	21,909
Property, plant and equipment	11	40,417	38,405	15,882	16,430
Intangible assets	12	3,387	3,108	2,567	2,576
Right-of-use assets	13 (i)	3,719	3,820	1,977	2,175
		64,538	54,300	63,963	50,721
Total assets		101,575	91,741	86,095	78,111

The notes are an integral part of the consolidated and parent company financial statements.

Statement of consolidated financial position at December 31

All amounts in millions of Reais

Liabilities and shareholders' equity	Note	Consolidated 2024	Consolidated 2023	Parent company 2024	Parent company 2023
Current liabilities					
Trade payables	14	16,883	13,221	16,834	13,231
Borrowings and debentures	15	2,278	2,029	516	1,435
Braskem Idesa borrowings	16	857	739		
Derivatives	18.7	212	58	143	
Payroll and related charges		1,033	828	714	599
Taxes payable	19	625	387	501	319
Income taxes payable		243	11		
Sundry provisions	21	619	1,282	526	1,197
Accounts payable to related parties	8(b)			6,279	1,252
Geological event in Alagoas	23	2,436	2,759	2,436	2,759
Lease	13 (ii)	1,000	978	607	538
Other payables		2,086	2,202	1,007	1,556
		28,272	24,494	29,563	22,886
Non-current liabilities					
Borrowings and debentures	15	50,954	40,207	8,687	8,245
Braskem Idesa borrowings	16	14,277	10,511		
Derivatives	18.7	101	141	22	
Taxes payable	19	264	206	94	
Accounts payable to related parties	8(b)			44,755	35,886
Loan from non-controlling shareholders of Braskem Idesa	8(a)	1,050	2,490		
Deferred tax liabilities	20.2	1,307	1,677		
Post-employment benefits	24.3(a)	551	567	325	369
Legal provisions	22	845	1,095	845	1,089
Sundry provisions	21	1,352	943	1,352	887
Geological event in Alagoas	23	3,134	2,481	3,134	2,481
Lease	13 (ii)	3,306	2,955	1,807	1,791
Other payables		440	695	293	485
		77,581	63,968	61,314	51,233
Shareholders' equity	25				
Capital		8,043	8,043	8,043	8,043
Capital reserve and treasury shares		13	27	13	27
Additional paid in capital		(488)	(488)	(488)	(488)
Other comprehensive income (loss)		1,684	(852)	1,684	(852)
Accumulated losses		(14,034)	(2,738)	(14,034)	(2,738)
Total attributable to the Company's shareholders		(4,782)	3,992	(4,782)	3,992
Non-controlling interest in subsidiaries		504	(713)		
		(4,278)	3,279	(4,782)	3,992
Total liabilities and shareholders' equity		101,575	91,741	86,095	78,111

The notes are an integral part of the consolidated and parent company financial statements.

Statement of profit or loss
Years ended December 31
All amounts in millions of Reais

	Note	Consolidated		Parent company	
		2024	2023	2024	2023
Net revenue	27	77,411	70,569	53,014	48,647
Cost of products sold	30	(71,414)	(67,548)	(51,438)	(49,247)
Gross (loss) profit		5,997	3,021	1,576	(600)
Income (expenses)					
Selling and distribution	30	(1,991)	(1,916)	(1,053)	(1,039)
Reversal of (loss for) impairment of trade accounts receivable and others from clients	30	108	(83)	98	(90)
General and administrative	30	(2,639)	(2,472)	(1,608)	(1,689)
Research and development	30	(463)	(383)	(202)	(196)
Results from equity-accounted investees	10(c)	(21)	7	1,434	2,692
Other income	30	978	1,769	1,200	1,599
Other expenses	30	(3,048)	(2,735)	(3,182)	(2,683)
(Loss) profit before financial results and taxes		(1,079)	(2.792)	(1,737)	(2,006)
Financial results	29				
Financial expenses		(6,853)	(5,589)	(6,397)	(5,316)
Financial income		1,719	1,678	1,188	1,300
Derivatives and exchange rate variations, net		(11,520)	511	(9,157)	90
		(16,654)	(3,400)	(14,366)	(3,926)
Loss (net profit) before income tax		(17,733)	(6,192)	(16,103)	(5,932)
Income taxes	20.1(c)	5,681	1,302	4,783	1,353
Loss for the year		(12,052)	(4,890)	(11,320)	(4,579)
Attributable to:					
Company's shareholders		(11,320)	(4,579)	(11,320)	(4,579)
Non-controlling interest in subsidiaries		(732)	(311)		
Loss for the year		(12,052)	(4,890)	(11,320)	(4,579)
Earnings per share - R$	26				
Basic and diluted					
Common		(14.1998)	(5.7458)	(14.1998)	(5.7458)
Preferred shares class "A"		(14.1998)	(5.7458)	(14.1998)	(5.7458)
Preferred shares class "B"		(14.1998)	(5.7458)	(14.1998)	(5.7458)

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of comprehensive income
Years ended December 31
All amounts in millions of Reais

	Note	Consolidated		Parent company	
		2024	2023	2024	2023
Loss for the year		(12,052)	(4,890)	(11,320)	(4,579)
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		(179)	150	(167)	150
Fair value adjustments of trade accounts receivable, net of taxes		(1)		(1)	
Exchange variation in hyperinflationary economy, net of taxes		18		18	
		(162)	150	(150)	150
Exchange variation of foreign sales hedge, net of taxes	18.9	(3,054)	2,359	(3,054)	2,359
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.9	(1,066)	1,497	(799)	1,123
		(4,120)	3,856	(3,853)	3,482
Foreign subsidiaries currency translation adjustment		6,682	(2,464)	6,672	(2,373)
Total		2,400	1,542	2,669	1,259
Item that will not be reclassified to profit or loss					
Actuarial gain (loss) with post-employment benefits, net of taxes		58	(85)	58	(85)
Fair value on financial transactions		(49)		(180)	
Total		9	(85)	(122)	(85)
Total other comprehensive income for the year		(9,643)	(3,433)	(8,773)	(3,405)
Attributable to:					
Company's shareholders		(8,773)	(3,405)		
Non-controlling interest in subsidiaries		(870)	(28)		
Total other comprehensive income for the year		(9,643)	(3,433)		

The notes are an integral part of the consolidated and parent company financial statements.

Statement of changes in equity
Years ended December 31

All amounts in millions of Reais

												Parent company and Consolidated
		Attributed to shareholders' interest										Total
				Profit reserves						Total		shareholders'
	Note	Capital	Capital Reserve and Treasury Shares	Legal reserve	Tax incentive	Retention of profit	Additional paid in capital	Other comprehensive income (loss)	Accumulated losses	Braskem shareholders' interest	Non-controlling interest in subsidiaries	equity (net capital deficiency)
As of December 31, 2022		8,043	17	473	1,127	226	(488)	(2,076)		7,322	(1,214)	6,108
Comprehensive income for the year:												
Loss for the year									(4,579)	(4,579)	(311)	(4,890)
Exchange variation of foreign sales hedge, net of taxes								3,482		3,482	374	3,856
Fair value of cash flow hedge, net of taxes								150		150		150
Actuarial loss with post-employment benefits, net of taxes								(85)		(85)		(85)
Foreign subsidiaries currency translation adjustment								(2,373)		(2,373)	(91)	(2,464)
								1,174	(4,579)	(3,405)	(28)	(3,433)
Equity valuation adjustments:												
Realization of additional property, plant and equipment price-level restatement, net of taxes								(15)	15			
Long term incentive plan			(2)							(2)		(2)
Fair value adjustments of trade accounts receivable, net of taxes								5		5		5
Exchange variation in hyperinflationary economy, net of taxes								60		60		60
			(2)					50	15	63		63
Contributions and distributions to shareholders:												
Incentive long term plan payments with treasury shares			12							12		12
Proceeds from sale of non-controlling interests											316	316
Capital increase from controlling interests											168	168
Other											(5)	(5)
Acquisition of subsidiary with non-controlling interests											62	62
Proposed dividends											(12)	(12)
Absorption of losses				(473)	(1,127)	(226)			1,826			
			12	(473)	(1,127)	(226)			1,826	12	529	541
As of December 31, 2023		8,043	27				(488)	(852)	(2,738)	3,992	(713)	3,279
As of January 1, 2024		8,043	27				(488)	(852)	(2,738)	3,992	(713)	3,279
Comprehensive income for the year:												
Loss for the year									(11,320)	(11,320)	(732)	(12,052)
Exchange variation of foreign sales hedge, net of taxes	18.9							(3,853)		(3,853)	(267)	(4,120)
Fair value of cash flow hedge, net of taxes	18.9							(167)		(167)	(12)	(179)
Actuarial gain with post-employment benefits, net of taxes	24.3							58		58		58
Foreign subsidiaries currency translation adjustment	10 (b)							6,672		6,672	10	6,682
								2,710	(11,320)	(8,610)	(1,001)	(9,611)
Equity valuation adjustments:												
Realization of additional property, plant and equipment price-level restatement, net of taxes								(10)	10			
Realization of deemed cost of jointly-controlled investment, net of taxes								(1)	1			
Long term incentive plan, net of taxes			(14)							(14)		(14)
Fair value adjustments of trade accounts receivable, net of taxes								(1)		(1)		(1)
Exchange variation in hyperinflationary economy, net of taxes								18		18		18
Others								(180)	5	(175)		(175)
			(14)					(174)	16	(172)		(172)
Contributions and distributions to shareholders:												
Dividends-lapse of statute of limitation									8	8		8
Capital increase from non-controlling interests											2,386	2,386
Sale of investment in subsidiary	1										(168)	(168)
									8	8	2,218	2,226
As of December 31, 2024		8,043	13				(488)	1,684	(14,034)	(4,782)	504	(4,278)

The notes are an integral part of the consolidated and parent company financial statements.

Statement of cash flow
Years ended December 31
All amounts in millions of Reais

	Note	Consolidated 2024	Consolidated 2023	Parent company 2024	Parent company 2023
Loss before income tax		(17,733)	(6,192)	(16,103)	(5,932)
Adjustments for:					
Depreciation and amortization	30	4,950	5,206	3,068	3,524
Results from equity-accounted investees	10(c)	21	(7)	(1,434)	(2,692)
Interest and foreign exchange gain/losses		17,555	2,683	12,520	4,179
Provisions (reversals), net		178	(195)	186	10
Provision - geological event in Alagoas	23	2,123	2,307	2,123	2,307
Gain on the sale of subsidiary Cetrel	1	(424)		(424)	
Loss (reversal) for impairment of trade accounts receivable and others		(108)	83	(98)	90
Provision for impairment and loss on sale of property, plant and equipment		212	196	163	100
		6,774	**4,081**	**1**	**1,586**
Changes in operating working capital					
Financial investments		3,325	(2,279)	3,464	(2,547)
Trade accounts receivable			72	(724)	(114)
Inventories		(181)	1,811	(412)	877
Taxes recoverable		183	282	115	402
Other receivables		426	(216)	(66)	(1)
Trade payables		384	1,950	3,073	2,352
Taxes payable		(311)	(209)	274	2
Sundry provisions		(679)	(476)	(912)	(586)
Geological event in Alagoas	23	(2,052)	(2,686)	(2,052)	(2,686)
Other payables		(538)	(186)	(418)	62
		7,331	**2,144**	**2,343**	**(653)**
Interest paid		(4,261)	(3,550)	(1,090)	(1,071)
Income taxes paid		(635)	(866)	(305)	(210)
Net cash generated from (used in) operating activities		**2,435**	**(2,272)**	**948**	**(1,934)**
Proceeds from the sale of fixed and intangible assets		56	72	2	37
Proceeds from the sale of subsidiaries	1	203		209	
Dividends received		17	11	28	3,442
Additions to investments in subsidiaries			(78)	(66)	(1,232)
Acquisitions to property, plant and equipment and intangible assets		(3,761)	(4,530)	(1,785)	(3,347)
Net cash used in investing activities		**(3,485)**	**(4,525)**	**(1,612)**	**(1,100)**
Borrowings and debentures	17				
Issued		5,617	10,991	518	1,761
Payments		(4,994)	(2,155)	(2,192)	(103)
Braskem Idesa borrowings	17				
Issued		1,094	1,233		
Payments		(276)	(576)		
Related parties	17				
Issued				2,471	9,417
Payments				(2,789)	(2,859)
Lease		(1,004)	(1,209)	(614)	(711)
Dividends paid		(6)	(7)		
Proceeds from the sale of investments of non-controlling interest			316		
Proceeds from non-controlling capital contributions		38	280		
Net cash generated from (used in) financing activities		**469**	**8,873**	**(2,606)**	**7,505**
Exchange variation on cash of foreign subsidiaries		1,380	(355)		
Increase (decrease) in cash and cash equivalents		**799**	**1,721**	**(3,270)**	**4,471**
Represented by					
Cash and cash equivalents at the beginning of the year		14,187	12,466	8,658	4,187
Cash and cash equivalents at the end of the year		14,986	14,187	5,388	8,658
Increase (decrease) in cash and cash equivalents		**799**	**1,721**	**(3,270)**	**4,471**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of value added
Years ended December 31
All amounts in millions of Reais

	Consolidated		Parent company	
		Restated		Restated
	2024	2023	2024	2023
Revenue	90,192	82,475	65,719	60,336
Sale of goods, products and services	89,783	81,338	65,264	59,302
Other income, net	301	1,220	357	1,124
Loss for doubtful accounts	108	(83)	98	(90)
Inputs acquired from third parties	(78,517)	(72,990)	(59,183)	(55,390)
Cost of products, goods and services sold	(73,564)	(68,041)	(55,221)	(53,548)
Material, energy, outsourced services and others	(4,847)	(4,879)	(3,869)	(1,814)
Gain of assets	(106)	(70)	(93)	(28)
Gross value added	11,675	9,485	6,536	4,946
Depreciation, amortization and depletion	(4,950)	(5,206)	(3,068)	(3,524)
Net value added produced by the Company	6,725	4,279	3,468	1,422
Value added received in transfer	2,923	3,237	3,679	4,329
Results from equity-accounted investees	(21)	7	1,434	2,692
Financial income	2,944	3,230	2,245	1,637
Other				
Total value added to distribute	9,648	7,516	7,147	5,751
Personnel	2,400	2,175	1,392	1,292
Direct compensation	1,899	1,696	1,045	951
Benefits	400	379	246	239
FGTS (Government Severance Pay Fund)	101	100	101	102
Taxes, fees and contributions	(642)	3,290	208	3,185
Federal	(4,666)	(59)	(3,794)	(132)
State	3,981	3,297	3,981	3,297
Municipal	43	52	21	20
Remuneration on third parties' capital	19,942	6,941	16,867	5,853
Financial expenses	19,566	6,599	16,582	5,533
Rentals	376	342	285	320
Remuneration on own capital	(12,052)	(4,890)	(11,320)	(4,579)
Loss for the year	(11,320)	(4,579)	(11,320)	(4,579)
Non-controlling interest in subsidiaries	(732)	(311)		
Value added distributed	9,648	7,516	7,147	5,751

The notes are an integral part of the consolidated and parent company financial statements.

Summary of Notes

All amounts in millions of Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or "Braskem" is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

As of December 31, 2024, the statement of financial position reflects a negative shareholders' equity position of R$ 4,278 (2023: positive amount of R$ 3,279) in the consolidated and R$ 4,782 (2023: positive amount of R$ 3,992) in the parent company, primarily affected by the loss on foreign exchange due to the Brazilian Real depreciation against US Dollar in 2024 (refer to note 29), also, it presents a positive working capital (defined as total current assets minus total current liabilities) amounting to R$ 8,765 (2023: positive amount of R$ 12,947) in the consolidated and a negative working capital amounting to R$ 7,431 (2023: positive amount of R$ 4,504) in the parent company.

The Company generated cash flow from operating activities amounting to R$ 2,435 (2023: negative amount of R$ 2,272) in the consolidated and R$ 948 (2023: positive amount of R$ 1,934) in the parent company at the year ended on December 31, 2024. Borrowings and debentures are predominantly due in the long term, with 95% denominated in US dollars, consistent with the Company's Financial Policy. The Company is comfortable with this US dollar exposure since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars.

When the Brazilian real experiences a significant depreciation against the US dollar, the Company faces an adverse effect from foreign exchange fluctuations on its borrowings. Also, depreciation of the Brazilian real to the US dollar positively influences the Company's cash generation, allowing it to effectively manage its exposure to US dollar. In 2024, the Brazilian real depreciated by 27.91% in comparison to the US dollar. The negative foreign exchange fluctuation during this period will impact cash flow at the borrowing maturity, thus concentrated in the long term due to Braskem's debt profile, without compromising its liquidity position for at least the subsequent 12 months following the base date of these financial statements. In October, 2024, the Company, together with Grupo Idesa, a non-controlling shareholder of Braskem Idesa, approved, through the capitalization of the principal balance of the intercompany loan, an increase in Braskem Idesa's capital in the amount of US$ 1,548 million (equivalent to R$ 8,771), this factor contributing to the increase in consolidated equity in relation to the portion contributed by the non-controlling shareholder, amounting R$ 2,913 (US$ 387).

All amounts in millions of Reais, except as otherwise stated

Capitalization of intercompany loans with Braskem Idesa

On October 16, 2024, Braskem Netherlands Inc. B.V. ("Braskem Netherlands"), as the controlling company of Braskem Idesa S.A.P.I ("Braskem Idesa"), and Idesa group, the non-controlling shareholder, approved an increase in the capital stock through the capitalization of the loan balances owed by Braskem Idesa to Braskem Netherlands and Idesa group. As a result, a substantial portion of the debt was converted into shares and delivered to each shareholder, preserving the proportion of ownership interest they held prior to the transaction. Below is a summary of the changes:

Shareholder	Shares held before capitalization	Shares issuance	Shares held after capitalization	Ownership %
Idesa group	75,299	390,353	465,652	25%
Braskem Netherlands	225,893	1,171,061	1.396,954	75%
Total	301,192	1,561,414	1.862,606	100%

The changes in balances in Brazilian real and in U.S. dollar, which is the currency of the debt, are as follows:

Shareholder	Capital before capitalization (in R$)	Capitalization	Capital after capitalization (in R$)	Ownership %
Idesa group	265	2,193	2,458	25%
Braskem Netherlands	796	6,578	7,374	75%
Total	1,061	8,771	9,832	100%

Shareholder	Capital before capitalization (in US$)	Capitalization	Capital after capitalization (in US$)	Ownership %
Idesa group	102	387	489	25%
Braskem Netherlands	307	1,161	1,468	75%
Total	409	1,548	1,957	100%

The non-capitalized balance is presented below:

Shareholder	US$	R$
Idesa group	170	1,050
Braskem Mexico Sofom	391	2,421
Total	561	3,471

(i) According to note 2, Braskem México Sofom and Braskem Idesa are indirect subsidiaries of Braskem S.A. Therefore, all effects of this transaction between the subsidiaries are eliminated in the consolidated financial statements.

Sale of Cetrel

On September 30, 2024, the Company concluded the sale of its subsidiary Cetrel S.A. ("Cetrel") to GRI – Gerenciamento de Resíduos Industriais S.A. ("GRI") a subsidiary of Solví Essencis Ambiental S.A. ("Solví"). The sale aims to enhance Cetrel's potential growth as long as the operational safety conditions at the Camaçari Petrochemical Complex in Bahia are maintained. The transaction also aims to strengthen Cetrel, into a leading company in industrial environmental solutions (for water and wastewater treatment, as well as environmental

All amounts in millions of Reais, except as otherwise stated

consulting) and transform GRI into a platform for national growth in the sector, pursuing operational excellence and environmental sustainability.

The transaction comprised (i) sale, of 498,436 common shares issued by Cetrel held by Braskem to GRI for R$ 293; (ii) subscription by Braskem of 237,150,906 new common shares of GRI, through capital increase, which was fully paid by Braskem through the equity contribution of 771,592 common shares issued by Cetrel held by Braskem in the amount of R$ 425.

After the transaction Solví retained a shareholder interest of 50.1% and Braskem 49.9% on GRI capital stock. The gain with the sale of Cetrel is demonstrated below:

Description	Amount
(+) Cash and cash equivalents	208
(+) Amount of cash to be received	85
(+) Fair value of the investment in associate GRI	425
(=) Total consideration received	718
(-) Carrying amount of the investment in Cetrel	(294)
(=) Gain on the sale of the investment in Cetrel	**424**

The gain from the sale of Cetrel was included in Other income in the statement of profit or loss for the year. The definitive purchase price is subject to certain post-closing price adjustments, which is common for transaction of this nature.

In November 2024, Solví and Braskem approved a corporate restructuring of GRI, through a partial spin-off of its assets, with the assets related to the investment in Cetrel being incorporated into a Newco named Plaind Investimentos S.A. ("Plaind"). The transaction was recorded at book value and aims to enhance corporate organization by separating GRI's operational activities from the other items in the portfolio, it allows the establishment of an independent capital structure, with the optimization of material and financial resources, thereby achieving social objectives more efficiently. The Company maintained a 49.9% ownership interest in GRI and 49.9% ownership interest in Plaind.

In December 2024, Solví and Braskem sold 100% of their shares in GRI to Cetrel. The Company's ownership interest in GRI was sold for R$ 80, from which R$ 5 was received in cash while R$ 75 will be received within one year. Following the restructuring and sale of GRI, the final structure of the investment in Plaind was represented as follows:

All amounts in millions of Reais, except as otherwise stated


Solví
Braskem
50.1%
49.9%
Plaind investimentos
63.7%
Cetrel
100%
100%
DAC - Distribuidora de Água de Camaçari
GRI

Tax Reform in Brazil

The Constitutional Amendment 132/2023 modified the Federal Constitution with the purpose of restructuring the National Tax System and simplifying taxation. In November 2024, the National Congress approved the text of the tax reform, which will come into force in the coming years, implementing changes in consumption taxes. The financial statements presented herein have not been adjusted to reflect any effects resulting from the changes introduced by the tax reform. The Company will continue to evaluate the operational and financial impacts of the changes during 2025.

2 Basis of preparation of the financial statements

2.1 Declaration of compliance

The parent company financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil. The accounting practices adopted in Brazil are those included in the Brazilian Corporation Law and the pronouncements, guidelines and technical interpretations issued by the Brazilian Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC") and the Securities and Exchange Commission of Brazil ("CVM").

The consolidated financial statements ("financial statements") were prepared and are being presented in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All significant information to financial statements, and only this information, is being disclosed and corresponds to that used by the Management in its activities.

The parent company and consolidated Statement of Value Added ("DVA"), prepared in accordance with the criteria defined in Technical Pronouncement CPC 09, is required under Brazilian Corporation Law and the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information, without prejudice to the financial statements.

2.2 Basis of presentation

The financial statements were prepared under the historical cost basis, unless stated otherwise in the accounting policies. These financial statements have been prepared on a going concern basis.

The material accounting policies applied in the preparation of these financial statements were included in the respective notes and are consistent in the fiscal years presented.

The issuance of these financial statements was authorized by the Executive Board, with its disclosure authorized by the Board of Directors, at a meeting held on February 26, 2025.

All amounts in millions of Reais, except as otherwise stated

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Braskem S.A. and the following entities:

		Headquarter	Functional currency (i)	Total and voting interest (%) Dec/24	Dec/23
Direct subsidiaries					
BM Insurance Company Limited ("BM Insurance")		Bermuda	US$	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	ARS	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	US$	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	MXN	100	100
Braskem Netherlands B.V. ("Braskem Netherlands")		Netherlands	US$	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	CLP	100	100
Oxygea Ventures Ltda. ("Oxygea")	(ii)	Brazil	R$	100	100
Cetrel	(iii)	Brazil	R$	-	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	R$	100	100
Wise Plásticos Ltda ("Wise")		Brazil	R$	61.1	61.1
Special Purpose Entities					
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado ("FIM Júpiter")		Brazil	R$	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado ("FIM Netuno")		Brazil	R$	100	100
Indirect subsidiaries					
Braskem Green S.A. ("Braskem Green")		Brazil	R$	100	100
Braskem America, Inc. ("Braskem America")		USA	US$	100	100
Braskem Europe GmbH ("Braskem Europe")		Germany	EUR	100	100
Braskem Idesa		Mexico	MXN	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	MXN	75	75
Braskem India Private Limited ("Braskem India")		India	INR	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	MXN	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	MXN	100	100
Braskem Netherlands Finance B.V. ("Braskem Netherlands Finance")		Netherlands	US$	100	100
Braskem Netherlands Green B.V. ("Braskem Netherlands Green")		Netherlands	US$	100	100
Braskem Netherlands INC. B.V. ("Braskem Netherlands INC")		Netherlands	US$	100	100
Braskem Siam Company Limited ("Braskem Siam")		Thailand	US$	51	51
Braskem Trading & Shipping B.V. ("BTS")	(iv)	Netherlands	US$	100	100
Distribuidora de Água Camaçari S.A. ("DAC")	(iii)	Brazil	R$	-	63.7
B&TC B.V. ("B&TC")		Netherlands	EUR	60	60
ER Plastics B.V. ("ER Plastics")		Netherlands	EUR	60	60
Terminal Química Puerto México ("Terminal Química")		Mexico	US$	37.5	37.5

(i) The subsidiaries have the following functional currency: Brazilian reais ("R$"), American dollar ("US$"), Mexican peso ("MXN"), Chilean peso ("CLP"), Argentinean peso ("ARS"), Euro ("EUR"), Indian rupee ("INR").

(ii) The name of Braskem Ventures Ltda. was changed to Oxygea Ventures Ltda.

(iii) On September 30, 2024, the Company concluded the sale of Cetrel and DAC. The effects of this transaction were detailed on note 1.

(iv) Company incorporated in September 2023 to provide service of maritime freight and the sale and purchase transactions of chemical and petrochemical products, including investments in special purpose vehicles.

(a) Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date on which the Company obtains control until the date of loss of control.

In the Parent Company's financial statements, the subsidiaries' financial information is recognized through the equity method.

(b) Equity method Investees

The Company's investments in entities with accounting treatment using the equity method consist of their interests in associates and joint ventures.

Associates are those in which the Company, directly or indirectly, has significant influence, but not individual control or shared control, over the main financial and operating policies. To be classified as a joint venture, a contractual agreement must exist that gives the Company shared control of the entity and granting to the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.

Such investments are initially recognized at cost, which includes the expenses with the transaction costs. After initial recognition, the consolidated financial statements include the Company's interest in the net profit or loss for the fiscal year profit or loss and other comprehensive income of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Brazilian reais at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Brazilian reais at the average monthly exchange rates. Foreign currency differences (Note 2.4) from translation to presentation currency are recognized in other comprehensive income.

(d) Transactions eliminated in consolidation

Intragroup balances and transactions, and any unrealized revenues or expenses arising from intragroup transactions, are eliminated. Unrealized gains originating from transactions with investees recorded using the equity method are eliminated against the investment proportionately to the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.

All amounts in millions of Reais, except as otherwise stated

2.4 Functional currency

These financial statements are presented in Brazilian Real, which is the functional currency of the Parent Company. All amounts have been rounded to the nearest million, unless otherwise stated.

2.5 New standards

(a) New standards and pronouncements adopted in the current fiscal year

The following changes of accounting standards became effective on January 1, 2024:

(a.1) Supplier finance arrangements (amendments to CPC40/IFRS7 and CPC03/IAS7)

The Company has agreements with financial institutions, and these agreements provide advance payments to the Company's suppliers which choose to participate in the agreements. The Company did not identify any impact on the presentation of balances, but the new disclosure requirements are detailed in note 14.

(a.2) Review of Technical Pronouncement CPC 09 (R1) - Statement of Value Added (DVA)

In February 2024, the CVM approved Resolution 199/2024, which introduced changes in the disclosure of the Statement of Value Added, applicable to fiscal years starting on or after January 1, 2024.

The resolution altered the definition of elements that are components of the revenue generated, without affecting the net value added produced. Based on the change, the Company identified the need to adjust the allocation of amounts related to the net realizable value of inventories, previously classified as inputs acquired from third parties, which are now classified as other income.

Considering that Resolution 199/20224 does not provide for transition terms for the application of the new requirements, the Company identified the need to apply CPC 23 - Accounting Policies, Changes in Estimates and Errors, therefore, it is necessary to retrospectively apply the new requirements. Thus, the DVA for the current year was released based on the new requirements and the retrospective effects of the application of the requirements are summarized below:

	Consolidated			Parent		
	2023	CPC09 (R1)	2023 restated	2023	CPC09 (R1)	2023 restated
Revenue	**82,692**	**(217)**	**82,475**	**60,484**	**(148)**	**60,336**
Sale of goods, products and services	81,338		81,338	59,302		59,302
Other income, net	1,437	(217)	1,220	1,272	(148)	1,124
Loss for doubtful accounts	(83)		(83)	(90)		(90)
Inputs acquired from third parties	**(73,207)**	**217**	**(72,990)**	**(55,538)**	**148**	**(55,390)**
Cost of products, goods and services sold	(68,258)	217	(68,041)	(53,696)	148	(53,548)
Material, energy, outsourced services and others	(4,879)		(4,879)	(1,814)		(1,814)
Gain of assets	(70)		(70)	(28)		(28)

All amounts in millions of Reais, except as otherwise stated

(a.3) Other amendments

Other amendments to IFRSs and CPCs that were mandatory for accounting periods starting on or after January 1, 2024 and did not have any material impact on the disclosures or amounts presented in these financial statements are presented below:

- Classification of liabilities as current or non-current (amendments to CPC26(R1)/IAS1).

- Non-current liabilities with covenants (amendments to CPC26/IAS1).

- Lease liabilities in a sale and leaseback transaction (amendments to CPC06/IFRS16).

(b) New standards not yet effective

The amended standards that have been issued but are not yet effective as of the reporting date are described below:

- Lack of exchangeability (amendments to CPC 02/IAS 21) – Effective January 1, 2025.

- Classification and measurement of financial instruments (amendments to CPC 48 and CPC 40 / IFRS7 and IFRS9) – Effective January 1, 2026.

- Contracts referencing nature-dependent electricity (amendments to CPC 48 and CPC 40 / IFRS7 and IFRS9) – Effective January 1, 2026.

- Presentation and disclosure of financial statements (New standard - IFRS 18) – Effective January 1, 2027.

- Subsidiaries without Public Accountability (New standard – IFRS 19) - Effective January 1, 2027.

The Company plans to adopt these new and amended standards and interpretations, when they become effective and are required. Of the future requirements, Management expects material changes in the adoption of IFRS 18 – Presentation and disclosure of financial statements, with the main changes being:

- Changes in the form and content of presentation of the statement of profit or loss for the year, involving the segregation of income and expenses into operational, investing and financing categories, along with the disclosure of required subtotals.

- Changes in the statement of cash flows – due to the issuance of IFRS 18 – Presentation and disclosure of financial statements, CPC 03/IAS 7 – Statement of cash flows was amended so that interest paid and interest and dividends received are classified in the cash flow statement as financing and investing activities, respectively, provided that the main operating activities of the Company are not investing in assets or providing financing to clients. The Company anticipates changes in the current classification of interest paid in the cash flow statement, from operating activities to financing activities, as well as in the interest received on financial investments currently classified as operating activities to be classified as investing activities.

- Additional disclosures in the notes regarding performance measures presented by management.

3 Application of estimates and judgments

In preparing these financial statements, Management has made judgments and estimates that affect the application of the Company' accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results can differ from these estimates due to differences in the variables, assumptions or conditions used in making estimates.

Judgments and estimates are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are deemed reasonable under the circumstances. Revision to estimates is recognized prospectively.

Critical judgments and estimates applied by the Company in the preparation of these financial statements are presented in the following notes:

a. Judgments

Information about judgments made on applying accounting policies that have significant effects on amounts recognized in the financial statements are included in the following notes:

- **Note 18.9:** application of hedge accounting: judgment to define forecast percentage of recurring revenues for which there is a high probability of occurring; and

- **Note 13 (ii):** lease term: whether the Company will exercise renewal options.

b. Assumptions and estimates uncertainties

Information on assumptions and uncertainties of estimates that present a significant risk of resulting in material adjustments in asset and liability accounting values in the next fiscal year is included in the notes below:

- **Note 11 (b) and 12 (a):** impairment test of property, plant and equipment, intangible assets and goodwill: determination of the discount rate and other key assumptions as well as the recoverable amount.

- **Note 18.3:** fair value of financial instruments: measurement of the fair value of financial instruments.

- **Note 20.2:** recognition of deferred tax assets, expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized.

- **Note 21 (b):** recognition and measurement of provisions for recovery of environmental damages: identifying potential environmental impacts, evaluating technical solutions and time of the remediation involve judgment as to the probability and magnitude of the outflow of resources.

- **Note 22:** recognition and measurement of provisions for tax: judgement on interpretation of the matter under discussion and estimate as to the probability and magnitude of the outflow of resources; and

- **Note 23:** recognition and measurement of provision for the geological event in Alagoas: uncertainties regarding the outcome of actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event and lawsuits which could affect the probability and magnitude of the outflow of resources.

Valores expressos em milhões de Reais, exceto quando indicado de outra forma

4 Cash and cash equivalents

		Consolidated		Parent Company	
		2024	2023	2024	2023
Cash					
Companies in Brazil		1,780	1,555	1,778	1,553
Companies outside Brazil	(i)	4,191	3,784		
Cash equivalents:					
Companies in Brazil		3,797	7,186	3,610	7,105
Companies outside Brazil	(i)	5,218	1,662		
Total		14,986	14,187	5,388	8,658

(i) On December 31, 2024, includes the amount of R$ 941 of cash and R$ 779 of cash equivalents (2023: R$ 1,284 of cash and R$ 278 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by the other subsidiaries of the Company.

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents in foreign market consist of time deposit and interest-bearing accounts held outside of Brazil.

5 Financial investments

		Consolidated		Parent Company	
		2024	2023	2024	2023
Fair value through profit or loss					
LFT´s and LF´s	(i)	1,408	4,680	1,297	4,638
Restricted funds investments	(ii)	345	164	345	147
Other		79	130	1	27
Total		1,832	4,974	1,643	4,812
Current assets		1,786	4,956	1,643	4,812
Non-current assets	(iii)	46	18		
Total		1,832	4,974	1,643	4,812

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions, whose purpose is the immediate negotiation or future sale.

(ii) Includes the following amounts: R$ 115 (2023: R$ 115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$ 230 (2023: R$ 49) that its use depends on complying with the contractual obligations of borrowings.

(iii) On the statement of financial position, the balance of non-current assets is presented under Other receivables.

In 2024, financial investments and cash equivalents (Note 4) in Brazilian Real had an average yield of 102.25% of the Brazil interbank deposit certificate ("CDI") p.a. (2023: 101.37%) and financial investments and cash equivalents in foreign currency (Note 4) had an average yield of 5.46% p.a. (2023: 5.30% p.a.).

All amounts in millions of Reais, except as otherwise stated

6 Trade accounts receivable

The Company's average receivables term is generally 30 days, therefore, the carrying value of the trade accounts receivable approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade accounts receivable to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of December 31, 2024, the amounts of trade accounts receivable transferred and derecognized maturing after December 31 2024, was R$ 2.9 billion in the Parent Company and R$ 5 billion in the Consolidated (2023: R$ 2.5 billion in the Parent Company and R$ 4.1 billion in the Consolidated).

Loss recognized at the date of transfer of the abovementioned receivables was R$ 55 in the Parent Company and R$ 73 in the Consolidated (2023: R$ 45 in the Parent Company and R$ 56 in the Consolidated), recorded under "financial expenses".

	Note	Consolidated		Parent Company	
		2024	2023	2024	2023
Customers					
Domestic market					
Third parties		1,802	1,273	1,719	1,151
Related parties	8	103	14	234	32
		1,905	1,287	1,953	1,183
Foreign market					
Third parties		1,727	1,808	562	421
Related parties	8			1,337	1,526
		1,727	1,808	1,899	1,947
Expected credit losses	(i)	(70)	(185)	(60)	(159)
Total		3,562	2,910	3,792	2,971

(i) The Company recognizes provision for credit losses ("ECL") for trade accounts receivable based on the criteria and assumptions presented below, by applying a matrix of ECL measurement, using information that reflect current and future conditions, to the extent such data are available.

(ii) Criterion	Assumptions
Receivables overdue for up to 180 days and coming due, weighing each client's operation risk	Percentages defined for receivables are based on the historical average delay in the last two years for the similar maturity periods and risk rating.
Receivables under renegotiation process	The provisioning percentage for renegotiations considers a performance study of past renegotiations, adjusted to each specific case.
Receivables overdue for more than 180 days, receivables in collection by the courts and receivables from clients classified as very high risk	For these receivables, the Company understands there was significant deterioration of credit risk, and the loss is estimated at the total value of the receivables.

In credit risk management, guarantees are pledged by the counterparties, which mainly consist of sureties and letter of credit granted by prime banks (only banks with the minimum risk classification equal to BBB- by Fitch Rating or Baa3 by Moody's Investor or BBB- by Standard & Poor's), credit insurance and mortgage assets. The guarantees

All amounts in millions of Reais, except as otherwise stated

obtained by the Company did not change significantly as of December 31, 2024, and 2023. The guarantees received are considered in measuring both the credit risk of each counterparty and the ECL.

Details of the policy for defining credit risk per client are disclosed in Note 18.6.

The table below shows ECL by maturity:

	Consolidated			Parent Company		
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total
Accounts receivables not past due	2,962	(25)	2,937	3,553	(17)	3,536
Past due securities:						
Up to 90 days	582	(1)	581	256	(1)	255
91 to 180 days	46	(2)	44	2	(1)	1
More than 180 days	42	(42)		41	(41)	
Total	3,632	(70)	3,562	3,852	(60)	3,792

The changes in the expected credit loss are presented below:

	Consolidated		Parent company	
	2024	2023	2024	2023
Balance of provision at the beginning of the year	(185)	(112)	(159)	(76)
Provision	(104)	(195)	(93)	(174)
Reversal	202	112	192	84
Write-offs		14		7
Additions by business combination		(4)		
Write-off due to the disposal of subsidiaries	17			
Balance of provision at the end of the year	(70)	(185)	(60)	(159)

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

Valores expressos em milhões de Reais, exceto quando indicado de outra forma

7 Inventories

	Consolidated		Parent company	
	2024	2023	2024	2023
Finished goods	7,586	7,164	4,910	4,833
Semi-finished goods	450	505	450	505
Raw materials, production inputs and packaging	3,220	2,480	2,546	2,056
Maintenance materials	925	934	501	487
Advances to suppliers	216	157	63	90
Imports in transit	1,291	1,292	1,291	1,292
Total	13,688	12,532	9,761	9,263

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

The effect of the losses recognized during the year is shown below:

	Consolidated	Parent company
Balance at December 31, 2022	**512**	**416**
Additions	480	398
Utilization/reversals	(672)	(527)
Balance at December 31, 2023	**320**	**287**
Additions	111	109
Utilization/reversals	(238)	(224)
Balance at December 31, 2024	**193**	**172**

8 Related parties

Related-party transactions are carried out at previously agreed prices and conditions, in accordance with the Company's policy on related-party transactions. Related party transactions mainly refer to, but are not limited to:

Receivables: (i) receivables for sale of chemicals, petrochemicals, energy, resins and other products/services; (ii) dividends and interest on equity receivable; (iii) loans receivable; and (iv) investments held in an exclusive fund.

Payables: (i) acquisition of raw materials, finished products, consumer goods, services of transportation, storage, maintenance of equipment and other services; (ii) loans payable; (iii) leases; (iv) and dividends payable.

Amounts in profit or loss: (i) sale of chemicals, petrochemicals, lease services and other products/services; (ii) acquisition of raw materials, finished products and services; (iii) charges related to loans and exchange variation; and (iv) financial income from investments in an exclusive fund.

All amounts in millions of Reais, except as otherwise stated

(a) Consolidated

								Consolidated
	Balances at December 31, 2024				Balances at December 31, 2023			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		4	99	103		8	6	14
Inventories (advance to suppliers)		14		14		56		56
Dividends and interest on capital			1	1			3	3
Other receivables	1			1				
Non-current								
Other receivables		30	33	63		26	30	56
Total assets	1	48	133	182		90	39	129
Liabilities								
Current								
Trade payables	33	1,210	56	1,299	33	1,057	13	1,103
Other	40	267		307		255		255
Non-current								
Loan from non-controlling shareholders of Braskem Idesa			1,050	1,050			2,490	2,490
Total liabilities	73	1,477	1,106	2,656	33	1,312	2,503	3,848

	Year ended December 31, 2024				Year ended December 31, 2023			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		120	460	580		123	337	460
Purchases of raw materials, finished goods services and utilities	(72)	(18,339)	(297)	(18,708)	(254)	(16,185)	(155)	(16,594)
Financial income			49	49			434	434
Financial expenses		(2)	(716)	(718)			(141)	(141)
Private pension			(54)	(54)			(64)	(64)
Other income (expenses)		30		30	(11)	27	1	17

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A. ("RPR"), Ventos de Santa Amélia Energia Renováveis S.A. ("Santa Amélia"), Ventos de Santo Abelardo Energia Renováveis S.A. ("Santo Abelardo")., Ventos de Santo Artur Energia Renováveis S.A. ("Santo Artur"), Vexty e Bioglycols LLC ("Bioglycols").

All amounts in millions of Reais, except as otherwise stated

(b) Parent Company

Balances at December 31, 2024

								Jointly controlled investment, Associates companies and related companies			
							Associates companies				
	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Braskem Green	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Statement of financial position											
Assets											
Current											
Cash and equivalents						1,878					1,878
Financial investments						1,412					1,412
Trade accounts receivable	1,109		12	216	99		32		4	99	1,571
Inventories (advance to suppliers)									14		14
Dividends and interest on capital										1	1
Other receivables	79		29		18		2	1			129
Non-current											
Other receivables									30	33	63
Total assets	**1,188**		**41**	**216**	**117**	**3,290**	**34**	**1**	**48**	**133**	**5,068**
Liabilities											
Non-current											
Trade payables	12,736		11		62		31	32	1,210	56	14,138
Accounts payable to related parties											
Advance to export		6,195	17								6,212
Other payables	65		2								67
Other											307
Non-current											
Borrowings											
Accounts payable to related parties		44,241	514								44,755
Total liabilities	**12,801**	**50,436**	**544**		**62**		**31**	**72**	**1,477**	**56**	**65,479**

Year ended December 31, 2024

								Jointly-controlled investment, Associates companies and related companies			
							Associates companies				
	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Braskem Green	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products	4,910		76	283	99		265		120	460	6,213
Purchases of raw materials, finished products services and utilities	(18,675)		(57)		(1,311)		(442)	(72)	(18,339)	(297)	(39,193)
Financial income	328	81	4	49	1	370	9			6	848
Financial expenses	(3,519)	(14,090)	(149)						(2)	(5)	(17,765)
Private pension										(52)	(52)
Other income (expenses)	4		5		102		8		30		149

(i) Braskem Chile, Braskem Idesa, Braskem Europe, Wise, Cetrel, Voqen, Braskem Holanda e Oxygea.
(ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, Vexty e Bioglycols.

All amounts in millions of Reais, except as otherwise stated

Balances at December 31, 2023

							Associates companies	Jointly-controlled investment, Associates companies and related companies			
Statement of financial position	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						3,899					3,899
Financial investments						4,779					4,779
Trade accounts receivable		1,390		23	113		18		8	6	1,558
Inventories (advance to suppliers)									56		56
Dividends and interest on capital							11			3	14
Other receivables		34		9			4				47
Non-current											
Other receivables									26	30	56
Total assets		1,424		32	113	8,678	33		90	39	10,409
Liabilities											
Non-current											
Trade payables		9,606		11			35	32	1,057	13	10,754
Accounts payable to related parties											
Advance to export		5	1,065	13							1,083
Other payables		169									169
Other									255		255
Non-current											
Borrowings											
Accounts payable			35,484	402							35,886
Total liabilities		9,780	36,549	426			35	32	1,312	13	48,147

Year ended December 31, 2023

							Associates companies	Jointly-controlled investment, Associates companies and related companies			
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		4,911		82	197		156		123	337	5,806
Purchases of raw materials, finished products services and utilities		(16,555)		(39)			(312)	(252)	(16,185)	(155)	(33,498)
Financial income	256	606	2,348	30		626				3	3,869
Financial expenses	(2)	(390)	(2,852)	(30)	(8)		(2)			(5)	(3,289)
Private pension										(61)	(61)

(i) Braskem Europe, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel, Lantana and Voqen.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A and Vexty.

All amounts in millions of Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

As provided for in Braskem's bylaws, the Board of Directors has the exclusive power to approve any contract with related parties that exceed R$ 20 per transaction or R$ 60 collectively per year. This is valid for contracts between the Company and (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem hold interest and any subsidiaries thereof.

The related parties that have significant relationship with the Company are as follows:

Novonor and its subsidiaries and associates:

- Tenenge Montagem e Manutenção Ltda. ("Tenenge")

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge starting on February 9, 2022 and concluded on July 31, 2023. The amount of the agreement was R$ 205.

Petrobras and its subsidiaries and associates:

- Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás")

In March 2022, the Company entered into an agreement with Sulgás to acquire natural gas, via a local gas distribution pipeline, concluded in June 2023. The amount of the agreement was R$ 246

- Gás de Alagoas S.A. ("Algás")

In March 2022, the Company entered into an amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, concluded in December 2024. The amount of the agreement was R$ 1 billion.

Since July 2022, Petrobras has no equity interest in Bahiagás, Sulgás and Algás and they ceased to be a related party to Braskem.

- Petrobras Transporte S.A. ("Transpetro")

On June 27, 2024, the Company signed the second amendment to extend the term of the service agreement with Transpetro, for ship loading and unloading service through pipeline and product storage in tanks, with duration until June 30, 2028. The maximum amount of the agreement is estimated at R$ 970.

-Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. ("TBG")

On October 16, 2024, Voqen entered into a firm natural gas transportation service agreement with TBG, with duration until December 2028. The maximum amount of the agreement is estimated at R$ 200.

- Refinaria Capuava ("RECAP") and Refinaria Henrique Lage ("REVAP")

On November 6, 2024, the Company entered into the agreement for Braskem and Petrobras to sell light hydrocarbons from RECAP and REVAP refineries. This agreement replaces the previous one, which was terminated to include price parameter adjustment clauses, and is valid until January 2028. The maximum amount of the new agreement is estimated at R$ 3 billion.

All amounts in millions of Reais, except as otherwise stated

Non-controlling shareholders of Braskem Idesa:

- Grupo Idesa, S.A. de C.V.

- Etileno XXI, S.A. de C.V.

Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and contractual interest rate of 7% p.a. These resources were used by Braskem Idesa to finance the construction of its operational assets. As mentioned in note 1, in October 2024 the non-controlling shareholders capitalized the principal amount of these loans, leaving only the interest accrued up to the capitalization date outstanding. This interest will be paid on the maturity date of the contract, with an expected payment by March, 2032.

(d) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, were as follows:

		Consolidated
Statement of profit or loss transactions	**2024**	**2023**
Remuneration		
Wages and recurring benefits	62	63
Short-term variable compensation	43	1
Long term incentive plan	31	10
Total	136	74

Compensation of the Company's key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 24).

9 Taxes recoverable

		Consolidated		Parent company
	2024	**2023**	**2024**	**2023**
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	930	604	926	604
ICMS - credits from PP&E	337	391	315	368
PIS and COFINS	135	353	128	353
PIS and COFINS - credits from PP&E	425	461	416	456
Other	216	81	217	75
Foreign subsidiaries				
Value-added tax ("IVA")	980	832		
Other	107	109		
Total	**3,130**	**2,831**	**2,002**	**1,856**
Current assets	1,372	1,461	617	783
Non-current assets	1,758	1,370	1,385	1,073
Total	**3,130**	**2,831**	**2,002**	**1,856**

All amounts in millions of Reais, except as otherwise stated

10 Investments

See the accounting policy in Note 2.3 Basis of Consolidation.

(a) Information on investments

		Net profit (loss) for the year		Equity	
		2024	2023	2024	2023
Direct subsidiaries					
BM Insurance		(4)	(1)	6	9
Braskem Argentina		(16)	(34)	19	16
Braskem Chile		8	5	72	56
Braskem Holanda		1,519	2,677	28,413	21,189
Braskem México		53	(14)	374	377
Cetrel	(i)	79	77		383
Oxygea		(13)	(27)	134	81
Voqen		(34)	21	15	49
Wise		1		154	131
Indirect subsidiaries					
B&TC				80	55
Braskem Europe		25	263	6,039	4,688
Braskem America		2	243	5,667	4,406
Braskem America Finance		(16)	(15)	(326)	(240)
Braskem Netherland Finance		(54)	(77)	381	347
Braskem Netherland Inc		(62)	(62)	478	428
Braskem Green		102		971	868
Braskem Idesa		(3,756)	(1,168)	(690)	(5,511)
Braskem Idesa Serviços		2	3	14	49
Braskem Índia					2
Braskem México Sofom		(98)	604	1,034	2,411
Braskem Siam				9	
BTS	(ii)	1,672		4,429	
DAC		50	46		129
ER Plastics		(17)	(2)	(29)	(21)
Terminal Química		156	(82)	1,129	895
Jointly-controlled investments					
RPR	(iii)	(84)	21	37	127
Bioglycols LLC	(iv)	(16)	(16)		77
Associates					
Borealis	(v)	75	70	285	288
Plaind	(i)	10		708	

(i) Plaind was incorporated as part of the consideration received in exchange for the sale of control of Cetrel and DAC. The effects and details of the transaction are disclosed in Note 1.

(ii) In 2024, Braskem Holanda transferred to BT&S the operation of certain sea freight and commercial contracts for the purchase and sale of chemical and feedstock.

(iii) RPR's main activities are the refining, processing and sale and import of oil, its byproducts and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2024 is 33.20% (2023: 33.20%).

(iv) Bioglyclos's main activities are the production and sale of bio-MEG (monoethylene glycol) and bio-MPG (monopropylene glycol).

(v) Borealis' main activities are the production and sale of petrochemical products, byproducts and correlated products. The percentage of Braskem's ownership interest in the capital of Borealis on December 31, 2024 is 20% (2023: 20%).

All amounts in millions of Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent Company

Investments

	Note	Balance at 2023	Additions	Dividends and interest on equity	Results from equity-accounted investees	Write-off by alienation	Transfer of provision for losses in subsidiaries	Equity valuation adjustments	Currency translation adjustments	Balance at 2024
Direct subsidiaries										
Braskem Argentina					36		(30)	14		20
BM Insurance		9			(5)				2	6
Braskem Chile		56			15				8	79
Braskem Holanda		20,891			1,366			(962)	6,648	27,943
Braskem México		306			53				15	374
Oxygea		81	66		(13)					134
Cetrel	1	244			14	(258)				
Voqen Energy		49			(34)					15
Wise		173			(2)					171
Jointly-controlled investment										
RPR		43			(28)			(3)		12
Associates										
Borealis		57		(16)	16					57
GRI			77			(77)				
Plaind	1		348		5					353
Total		21,909	491	(16)	1,423	(335)	(30)	(951)	6,673	29,164

Provision for unsecured liabilities in subsidiaries (negative equity)

	Balance at 2023	Additions	Dividends and interest on equity	Results from equity-accounted investees	Write-off by alienation	Transfer of provision for losses in subsidiaries	Equity valuation adjustments	Currency translation adjustments	Balance at 2024
Direct subsidiary									
Braskem Argentina	(13)			(17)		30			
Total	(13)			(17)		30			

(c) Results from equity-accounted investees

	Note	Parent company 2024	Parent company 2023
Results from equity-accounted investees		1,423	2,692
Equity method of unsecured liabilities in subsidiaries		(17)	
Equity method entered in non-current assets held for sale	1	36	
Other		(8)	
Total		1,434	2,692

All amounts in millions of Reais, except as otherwise stated

(d) Impacts on the consolidation of Braskem Idesa

The Company presents the summarized financial information of the subsidiary Braskem Idesa and its subsidiaries, which includes significant non-controlling interest:

	Braskem Idesa Consolidated (i)	
Statements of financial position	2024	2023
Current assets	3,630	3,525
Non-current assets	19,605	16,477
Total assets	23,235	20,002
Current liabilities	2,966	2,138
Non-current liabilities	19,772	22,276
Total liabilities	22,738	24,414
Shareholders' equity	497	(4,412)
Total liabilities and shareholders' equity	23,235	20,002
Statement of profit or loss	2024	2023
Net revenue	5,247	4,455
Loss for the year	(3,288)	(1,361)
Statement of cash flows		
Net cash generated (used) from operating activities	1,396	(863)
Net cash (used) in investing activities	(1,878)	(791)
Net cash generated in financing activities	554	927
Exchange variation on cash and cash equivalents	86	105
Increase (decrease) in cash and cash equivalents	158	(622)

(i) Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A.

All amounts in millions of Reais, except as otherwise stated

11 Property, plant and equipment

Items of property, plant and equipment are measured at the historical cost of acquisition or construction, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

The machinery, equipment and facilities require inspections, replacement of components and maintenance at regular intervals. The Company makes shutdowns at regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage's subject matter and are fully depreciated until the beginning of the following related stoppage.

Depreciation starts when the assets become available and is calculated using the straight-line method, based on the useful life estimated by the Company's technicians in the management of the plants. The useful lives of assets are reviewed at each reporting date.

The main factors taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The estimated useful lives applied to the assets determined the following average percentage of rates per year:

		Consolidated
	2024	2023
Buildings and improvements	3.12	3.09
Machinery, equipment and installations	7.65	7.87
Furniture and fixtures	9.83	10.08
IT equipment	21.07	21.62
Lab equipment	9.52	9.51
Security equipment	9.79	9.80
Vehicles	19.12	18.81
Other	18.29	16.36

Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2024, capitalized borrowing costs amounted to R$ 563 (2023: R$ 298). The average rate of these charges in the year was 8.04% p.a. (2023: 8.07% p.a.).

As of December 31, 2024, the acquisition of property, plant and equipment with payment installments is R$ 239 (2023: R$ 280) in the Consolidated and R$ 194 (2023: 272) in the Parent Company.

All amounts in millions of Reais, except as otherwise stated

(a) Reconciliation of carrying amount

Consolidated

	Lands	Buildings and improvements	Machinery, equipment and facilities	Projects and stoppage in progress	Others	Total
Net book value	668	4,966	25,218	6,308	603	37,763
Cost	668	8,528	58,708	6,308	2,317	76,529
Accumulated depreciation		(3,562)	(33,490)		(1,714)	(38,766)
Balance as of December 31, 2022	668	4,966	25,218	6,308	603	37,763
Acquisitions		14	312	4,078	8	4,413
Additions through acquisition of ER Plastics		9	34	1	3	47
Foreign currency translation adjustment	(7)	254	189	23	(6)	455
Transfers by concluded projects	2	188	3,100	(3,713)	424	
Disposals	(60)	(3)	(180)	(147)	(6)	(397)
Depreciation		(219)	(3,469)		(187)	(3,875)
Net book value	603	5,209	25,204	6,550	839	38,405
Cost	603	9,119	61,307	6,550	2,740	81,046
Accumulated depreciation		(3,910)	(36,103)		(1,901)	(42,641)
Balance as of December 31, 2023	603	5,209	25,204	6,550	839	38,405
Acquisitions		1	261	3,577	14	3,853
Foreign currency translation adjustment	42	278	1,760	253	35	2,368
Transfers by concluded projects		170	2,618	(3,038)	250	
Disposals		(5)	(91)	(16)	24	(88)
Write-off due to the disposal of subsidiaries	(14)	(79)	(101)	(40)	(121)	(355)
Depreciation		(212)	(3,354)		(200)	(3,766)
Net book value	631	5,362	26,297	7,286	841	40,417
Cost	631	9,410	67,287	7,286	2,800	87,414
Accumulated depreciation		(4,048)	(40,990)		(1,959)	(46,997)
Balance as of December 31, 2024	631	5,362	26,297	7,286	841	40,417

Parent company

	Lands	Buildings and improvements	Machinery, equipment and facilities	Projects and Stoppage in Progress (i)	Others	Total
Net book value	344	641	11,079	4,402	402	16,868
Cost	344	2,002	36,689	4,402	1,627	45,064
Accumulated depreciation		(1,361)	(25,610)		(1,225)	(28,196)
Balance as of December 31, 2022	344	641	11,079	4,402	402	16,868
Acquisitions			226	2,889	2	3,117
Transfers by concluded projects		32	2,645	(2,992)	315	
Disposals			(900)	(35)	(40)	(975)
Depreciation		(59)	(2,380)		(141)	(2,580)
Net book value	344	614	10,670	4,264	538	16,430
Cost	344	2,034	38,660	4,264	1,904	47,206
Accumulated depreciation		(1,420)	(27,990)		(1,366)	(30,776)
Balance as of December 31, 2023	344	614	10,670	4,264	538	16,430
Acquisitions			162	1,715	(6)	1,871
Transfers by concluded projects		84	2,115	(2,344)	145	
Disposals			(92)	(8)	(6)	(106)
Depreciation		(46)	(2,134)		(133)	(2,313)
Net book value	344	652	10,721	3,627	538	15,882
Cost	344	2,115	39,600	3,627	1,999	47,685
Accumulated depreciation		(1,463)	(28,880)		(1,461)	(31,804)
Balance as of December 31, 2024	344	652	10,721	3,627	538	15,882

(i) As of December 31, 2024, the main amounts recorded under this item corresponded to expenditures with scheduled maintenance shutdowns at plants in the amount of R$ 1,131 (2023: R$ 2,633), capitalized financial charges in the amount of R$ 712 (2023: R$ 345), inventories of spare parts in the amount of R$ 664 (2023: R$ 631), strategic projects ongoing in Brazil in the amount of R$ 443 (2023: R$ 395) and in Braskem America in the amount of R$ 126 (2023: R$ 117). The remainder amount of R$ 4,210 (2023: R$ 2,429) corresponds mainly to projects for maintaining the production capacity of plants.

(b) Impairment loss

At least annually, the Company conducts an analysis to determine if there are indicators that the book value of property, plant and equipment may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

The following are considered by the Company as relevant points and are observed in this analysis:

(i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors;

(ii) the prospects of material fluctuations in the prices of products and inputs;

(iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and

(iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products.

The recoverable amount of an asset or Cash-Generating Unit ("CGU") is the greater of its value in use and its fair value less sales costs. Value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about its business.

No events indicated that the carrying amount exceeds its recoverable amount as of December 31, 2024 and 2023.

All amounts in millions of Reais, except as otherwise stated

12 Intangible assets

					Consolidated
	Goodwill	Brands, licenses and patents	Software licenses	Customers and suppliers agreements	Total
Net book value	2,087	320	433	182	3,022
Cost	2,087	566	1,268	461	4,382
Accumulated amortization		(246)	(835)	(279)	(1,360)
Balance as of December 31, 2022	2,087	320	433	182	3,022
Acquisitions			115		115
Additions and goodwill through acquisition of Wise	75				75
Foreign currency translation adjustment	11	15	4	(22)	8
Amortization		(12)	(83)	(17)	(111)
Net book value	2,173	323	468	143	3,108
Cost	2,173	581	1,386	439	4,579
Accumulated amortization		(258)	(918)	(296)	(1,471)
Balance as of December 31, 2023	2,173	323	468	143	3,108
Acquisitions		86	270		356
Foreign currency translation adjustment	9	19	10	8	46
Write-off due to the disposal of subsidiaries			(2)		(2)
Other write-offs			(1)		(1)
Amortization		(12)	(85)	(23)	(120)
Net book value	2,182	416	660	129	3,387
Cost	2,182	697	1,709	448	5,036
Accumulated amortization		(281)	(1,049)	(319)	(1,649)
Balance as of December 31, 2024	2,182	416	660	129	3,387

					Parent company
	Goodwill	Brands, licenses and patents	Software licenses	Customers and suppliers agreements	Total
Net book value	2,059	63	326	113	(1,419)
Cost	2,059	251	931	391	3,632
Accumulated amortization		(188)	(605)	(278)	(1,071)
Balance as of December 31, 2022	2,059	63	326	113	2,561
Acquisitions			89		89
Amortization		(5)	(52)	(17)	(74)
Net book value	2,059	58	363	96	2,576
Cost	2,059	251	1,020	391	3,721
Accumulated amortization		(193)	(657)	(295)	(1,145)
Balance as of December 31, 2023	2,059	58	363	96	2,576
Acquisitions			64		64
Amortization		(5)	(50)	(18)	(73)
Net book value	2,059	53	377	78	2,567
Cost	2,059	251	1,084	391	3,785
Accumulated amortization		(198)	(707)	(313)	(1,218)
Balance as of December 31, 2024	2,059	53	377	78	2,567

(a) Goodwill

Goodwill is measured as the excess between the consideration transferred and to be transferred to obtain control and the fair value of the identified assets and liabilities assumed from the acquired entity.

Goodwill amounts were allocated to CGUs that benefit from the synergies arising from the business combination. The CGUs were determined by management based on the stewardship and integration of the businesses, representing the smallest group of assets for which independent cash inflows are generated.

All amounts in millions of Reais, except as otherwise stated

The Company's goodwill balance was allocated to the following CGUs:

Cash-generating unit	Goodwill
Petrochemical complex Northeast	668
Petrochemical complex South	1,391
ER Plastic	48
Wise Plásticos	75
Total	**2,182**

Goodwill is tested for impairment annually or when events and circumstances indicate its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a CGU exceeds its recoverable value.

The Company tests its CGUs for impairment based on the value-in-use method, which is supported by cash generation projections approved by the senior management, taken from the Company's five-year Business Plan and the Management plan for a period longer than five years, to reflect the industry cycle patterns, with a total projection a period of 10 years. The Company determined the perpetuity growth rate based on historical inflation rates. Cash flows as estimated and to perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (WACC).

The results obtained in the impairment test performed by the Company in the current period for all material goodwill balances did not indicate the need to recognize an impairment loss, as the recoverable amount is higher than the carrying amount.

The key assumptions used by management to project its cash flows were:

Key assumptions	Petrochemical complex Northeast	Petrochemical complex South
Sales volume (average % of annual growth)	5.76%	5.49%
Average FX rate in US$	5.83	5.83
Average inflation rates %	3.84%	3.84%
Perpetuity growth (%)	2.98%	2.98%
Pre-tax WACC discount rate	13.81%	14.69%
Post-tax WACC discount rate	11.61%	11.17%

The main assumptions above are based on past performance and assessments performed by external consulting firm, revised and complemented based on Management's experience. The final amounts consider specific internal committee meetings and the expertise of the Company's specialists in preparing the benchmarking for each market, as well as external market sources.

Based on Management's assessment, potential and reasonable changes in main assumptions do not cause the carrying amount to exceed the recoverable value of its CGUs.

(b) Intangible assets with definite useful lives

These intangible assets are measured at historical cost of acquisition or at fair value when acquired in a business combination, deducted from accumulated amortization and, if applicable, accumulated impairment loss. Subsequent

All amounts in millions of Reais, except as otherwise stated

costs are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they are related.

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and reviewed every reporting date, as follows:

- Brands, licenses and patents	10-45 years
- Software licenses and rights of use	01-10 years
- Customers and suppliers' agreements	14-28 years

Expenditure on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only when the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

There were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2024 and 2023.

13 Leases

The Company assesses whether a contract is or contains a lease if the contract transfers the right to control the use of an asset identified for a certain period in exchange for consideration. The Company leases railcars, machinery and equipment, vessels, buildings, vehicles and IT equipment. Such leases are negotiated individually and are subject to specific terms and conditions.

As a lessee, the Company, to determine the enforceable term of the lease, considers all facts and circumstances that create an economic incentive for exercising the option to extend the lease.

(i) Right-of-use assets

Leases are recognized as a right-of-use assets and a corresponding liability on the date on which the leased asset becomes available to the Company.

The right-of-use assets is measured at the cost composed of:

- The amount of the initial measurement of the lease liabilities;
- Any lease payment made up to the start of the lease, deducting any incentive received;
- Any initial direct cost; and
- Dismantling costs.

The right-of-use assets is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use assets reflects that the Company will exercise a purchase option. In that case the right-of-use assets will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

All amounts in millions of Reais, except as otherwise stated

Changes in right-of-use assets:

							Consolidated
	Balance as of 12/31/2023	Additions	Depreciation	Disposal	Remeasurement (i)	Foreign currency translation adjustment	Balance as of 12/31/2024
Rail cars	821	151	(181)	(71)	4	140	864
Machinery and equipment	1,592	59	(456)	(66)	126	7	1,262
Vessels	911	82	(298)	(1)	(12)	127	809
Buildings and constructions	306	295	(99)		47	53	602
Vehicles	186	18	(68)	(2)	5	1	140
Computer equipment and goods	4		(9)		47		42
Total	**3,820**	**605**	**(1,111)**	**(140)**	**217**	**328**	**3,719**

							Consolidated
	Balance as of 12/31/2022	Additions	Depreciation	Disposal	Remeasurement (i)	Foreign currency translation adjustment	Balance as of 12/31/2023
Rail cars	827	237	(173)	(32)		(38)	821
Machinery and equipment	1,603	553	(564)				1,592
Vessels	1,120	276	(452)	(5)		(28)	911
Buildings and constructions	292	149	(95)			(40)	306
Vehicles	106	143	(54)	(9)			186
Computer equipment and goods	5	3	(4)				4
Total	**3,953**	**1,361**	**(1,342)**	**(46)**		**(106)**	**3,820**

						Parent company
	Balance as of 12/31/2023	Additions	Depreciation	Disposal	Remeasurement (i)	Balance as of 12/31/2024
Machinery and equipment	1,472	28	(351)	(66)	123	1,206
Vessels	362	169	(143)	(6)	(18)	364
Buildings and constructions	155	84	(67)		57	229
Vehicles	181	15	(66)	(1)	5	134
Computer equipment and goods	5	1	(9)		47	44
Total	**2,175**	**297**	**(636)**	**(73)**	**214**	**1,977**

						Parent company
	Balance as of 12/31/2022	Additions	Depreciation	Disposal	Remeasurement (i)	Balance as of 12/31/2023
Machinery and equipment	1,562	317	(407)			1,472
Vessels	429	140	(207)			362
Buildings and constructions	125	104	(74)			155
Vehicles	104	138	(52)	(9)		181
Computer equipment and goods	5	3	(3)			5
Total	**2,225**	**702**	**(743)**	**(9)**		**2,175**

(i) Remeasurement of balances due to changes in contract payment flows.

The Company has elected not to recognize the right-of-use assets and lease liabilities for the following lease contracts or installments:

(i) Short-term leases;

(ii) Leases for which the underlying assets is of low value; and

(iii) Variable lease payments.

All amounts in millions of Reais, except as otherwise stated

(ii) Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability considers the net present value of the following lease payments:

• Fixed payments discounting any incentive received;

• Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;

• Expected payables to the lessor referring to the residual value guarantees;

• Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and

• Payment of fines for termination of the lease if the contractual terms provide for lessee's exercise option.

Some leases contain extension options that can be exercised by the Company. The extension options held are exercised only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Company's incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in a similar economic environment. The weighted average incremental rate applied in 2024 was 7.47% p.a. in the Parent Company and 6.22% p.a. in the Consolidated (2023: 7.90% in the Parent Company and 7.32% p.a. in the Consolidated). The lease liability is measured at amortized cost.

Changes in lease liabilities:

		Consolidated		Parent company	
		2024	2023	2024	2023
Balance at the beginning of the year		3,933	4,241	2,329	2,452
New contracts		605	1,283	297	703
Disposals		(170)	(70)	(75)	(9)
Remeasurement	(i)	217		214	
Interests and monetary and exchange variations, net		625	45	452	87
Currency translation adjustments		361	(78)		
Payments		(1,004)	(1,209)	(614)	(711)
Interest paid		(261)	(279)	(189)	(193)
Balance at the end of the year	(ii)	4,306	3,933	2,414	2,329
Current liability		1,000	978	607	538
Non-current liability		3,306	2,955	1,807	1,791
Total		4,306	3,933	2,414	2,329

(i) Remeasurement of balances due to changes in contract payment flows.
(ii) On December 31, 2024, the lease liability from Braskem Idesa is equal to R$ 58 (December 31, 2023: R$ 239).

All amounts in millions of Reais, except as otherwise stated

The table below presents the minimum annual commitments related to undiscounted lease agreements, by maturity.

		Consolidated		Parent Company
	2024	2023	2024	2023
2024		1,347		701
2025	1,160	932	701	500
2026	996	807	601	415
2027	762	633	444	302
2028	543	168	257	87
2029+	1,914	1,491	1,142	977
	5,375	5,378	3,145	2,982
Interest discounted to present value	(1,069)	(1,445)	(731)	(653)
Balances as of December 31	4,306	3,933	2,414	2,329

(iii) Non-cash transactions

In 2024, net non-cash transactions of additions, disposals and remeasurement of leases were R$ 356 in the Consolidated (2023: R$ 871) and R$ 355 in the Parent Company (2023: R$ 507).

(iv) Uninitiated lease agreements

The Company has committed to lease agreements not yet effective as of December 31, 2024. The present value of the commitments corresponds to R$ 2,126, composed of agreements for the construction of six vessels for raw material and finished product transportation, with expected completion date between the first quarter of 2025 and the second quarter of 2027.

The cash flows related to the contracts are shown below:

		Consolidated
	Discounted	Not discounted
	2024	2024
2025	122	126
2026	147	162
2027	220	262
2028	231	292
2029+	1,406	2,560
Total	2,126	3,402

In January 2025, the first vessel, called Brilliant Future, was delivered. This vessel is designed to transport ethane and ethylene.

All amounts in millions of Reais, except as otherwise stated

14 Trade payables

		Consolidated		Parent company	
	Note	2024	2023	2024	2023
Trade payables:					
Domestic market					
Third parties		1,645	1,454	1,945	1,445
Third parties (forfait)	(i)	688	671	581	671
Total Third parties		2,333	2,125	2,526	2,116
Related parties		226	256	256	289
Related parties (forfait)	(i)	1,073	847	1,073	847
Total Related parties	9	1,299	1,103	1,329	1,136
Foreign market					
Third parties	(ii)	13,331	9,993	312	362
Related parties	9			12,747	9,617
		16,963	13,221	16,914	13,231
Current liabilities		16,883	13,221	16,834	13,231
Non-current liabilities	(iii)	80		80	
Total		16,963	13,221	16,914	13,231

(i) The Company has payment agreements with financial institutions and forfaiting agreements that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained. The balances classified as forfaiting represent amounts prepaid to the Company's suppliers. The maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days.

(ii) Includes R$ 9.2 billion (2023: R$ 7.3 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) In the Statement of Financial Position, the non-current balance is presented under the heading “other liabilities”.

All amounts in millions of Reais, except as otherwise stated

15 Borrowings and debentures

(a) Borrowings and debentures

		Annual stated interest rate (%)	Maturity	2024	Consolidated 2023
Foreign currency					
Bonds		Note 15 (c)		43,921	31,980
Loans indexed to SOFR	(i)	1.67	Jan/2025 to Feb/2031	5,261	5,604
Other		5.65	Jan/2025 to Aug/2028	384	58
Transactions costs				(514)	(478)
				49,052	37,164
Local currency					
Debentures		Note 15 (d)		3,075	3,910
Loans indexed to IPCA		6.04	Jan/2025 to Jan/2031	291	341
Loans indexed to CDI		1.48	Jan/2025 to Jul/2027	827	830
Other		6.72	Jan/2025 to May/2026	8	19
Transactions costs				(21)	(28)
				4,180	5,072
Foreign currency and local currency					
Current liabilities				2,278	2,029
Non-current liabilities				50,954	40,207
Total				53,232	42,236

(i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$ 2,369 from credit facility contracted by Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 599 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$ 103 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

(b) Payment schedule

The maturity profile of the long-term borrowings and debentures are as follows:

	2024	Consolidated 2023
2025		579
2026	2,082	1,743
2027	2,098	2,208
2028	8,495	6,769
2029	2,139	2,850
2030	9,565	7,527
2031	5,490	4,328
2032	100	105
2033	6,184	4,837
2034	5,256	
2035 and thereafter	9,545	9,261
Total	50,954	40,207

All amounts in millions of Reais, except as otherwise stated

(c) Bonds

Issuance date		Maturity	Interest (% per year)	Consolidated 2024	2023
Jul-2011 and Jul-2012		Jul-2041	7.125	3,614	2,825
Oct-2017		Jan-2028	4.500	7,417	5,798
Nov-2019		Jan-2030	4.500	9,418	7,364
Nov-2019		Jan-2050	5.875	4,758	3,720
Jul-2020	(i)	Jan-2081	8.500	1,526	3,077
Feb-2023		Feb-2033	7.250	6,364	4,976
Sep-2023		Jan-2031	8.500	5,472	4,220
Oct-2024		Oct-2034	8.000	5,352	
Total				43,921	31,980

(i) The bond can be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every 5 years thereafter. In November 2024, Braskem Holanda Finance completed the tender offer for subordinated notes maturing in 2081, having repurchased the principal amount of R$ 2,075 million of the notes.

Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the financial guarantees comprise senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default the financial guarantees comprise obligations subordinated to all current or future senior debts of Braskem.

(d) Debentures

Issuance date		Issuer	Series	Maturity	Annual stated interest rate (%)	Consolidated 2024	2023
Mar-2013	(i)	DAC	Only	Mar-2025	IPCA + 6.00		64
Sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI		22
Jan-2022	(ii)	Braskem	1st	Dec-2028	IPCA + 5.54	676	644
Jan-2022	(ii)	Braskem	2nd	Dec-2031	IPCA + 5.57	162	154
May-2022	(iii)	Braskem	1st	May-2029	CDI + 1.75	768	769
May-2022	(iii)	Braskem	2nd	May-2032	CDI + 2.00	248	248
Aug-2022	(iii)	Braskem	Only	Aug-2029	CDI + 1.75		787
Nov-2022	(iii)	Braskem	1st	Nov-2029	CDI + 1.70	1,123	1,124
Nov-2022	(iii)	Braskem	2nd	Nov-2032	CDI + 1.95	98	98
						3,075	3,910

(i) On September 30, 2024, the balances of Cetrel and DAC were written off, as per note 1.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii) Unsecured debentures. The debentures issued in August 2022 were fully prepaid in April 2024.

All amounts in millions of Reais, except as otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and annual stated interest rate (%)	Consolidated 2024	2023
Bonds					
Bond I	(i)	Nov-2029	Us dollar exchange variation + 7.45	5,497	4,383
Bond II	(ii)	Feb-2032	Us dollar exchange variation + 6.99	7,446	5,936
				12,943	**10,319**
Others					
	(iii)	Oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	647	625
	(iv)	Oct-2028	Us dollar exchange variation + semiannual Term SOFR + 3.25	1,936	766
				2,583	**1,391**
Transactions costs				(392)	(460)
Total				**15,134**	**11,250**
Current liabilities				857	739
Non-current liabilities				14,277	10,511
Total				**15,134**	**11,250**

(i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(iii) On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$ 631, was classified as current liabilities (2023: R$ 502). Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).

(iv) Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50%, if needed, of the obligations of contingent capital contributions within the financing of the Terminal Química, with the other 50% provided by the other shareholder.

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$ 1,205 as of December 31, 2024 (2023: R$ 1,562).

The amount of the financings with maturities in the long term are as follows:

	Consolidated 2024	2023
2026	37	
2027	11	
2028	1,610	466
2029	5,392	4,290
2032	7,227	5,755
Total	**14,277**	**10,511**

All amounts in millions of Reais, except as otherwise stated

17 Reconciliation of financing activities in the statement of cash flow

Consolidated

	Borrowings and debentures	Braskem Idesa financing	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2023	**42,236**	**11,250**	**2,490**	**3,933**	**16**
Issued	5,617	1,094			
Payments	(4,994)	(276)		(1,004)	(6)
Cash generated (used) in financing activities	**623**	**818**		**(1,004)**	**(6)**
Other changes					
Interest paid	(3,017)	(985)		(261)	
Interest and monetary and exchange variations, net	4,275	3,463	(24)	625	
Others			72		
New contracts				605	
Remeasurement				217	
Disposal				(170)	
Fair value adjustments of non-controlling subsidiaries			643		
Dividends-lapse of statute of limitation					(8)
Capital increase of non-controlling subsidiaries			(2,193)		
Currency translation adjustments	9,210	588	62	361	
Loss of control on Cetrel	(95)				
	10,373	**3,066**	**(1,440)**	**1,377**	**(8)**
Balances at December 31, 2024	**53,232**	**15,134**	**1,050**	**4,306**	**2**
Current	2,278	857		1,000	2
Non-current	50,954	14,277	1,050	3,306	
Total	**53,232**	**15,134**	**1,050**	**4,306**	**2**

Parent company

	Borrowings and debentures	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2023	**9,679**	**37,138**	**2,329**	**10**
Issued	518	2,471		
Payments	(2,192)	(2,789)	(614)	
Cash used in financing activities	**(1,674)**	**(318)**	**(614)**	
Other changes				
Interest paid	(901)		(189)	
Interest and monetary and exchange variations, net	2,099	14,214	452	
New contracts			297	
Remeasurement			214	
Disposal			(75)	
Dividends-lapse of statute of limitation				(8)
	1,198	**14,214**	**699**	**(8)**
Balances at December 31, 2024	**9,203**	**51,034**	**2,414**	**2**
Current	516	6,279	607	2
Non-current	8,687	44,755	1,807	
Total	**9,203**	**51,034**	**2,414**	**2**

18 Financial instruments and risk management

18.1 Financial risk management

Overview

The Company approved, together with its board of directors, the financial Policy that establishes concepts, criteria and power limits for decisions involving:

- Cash flow and liquidity risk management;
- Counterparty risk management; and
- Foreign exchange, index and interest rate, and commodity risk management.

The main objectives of the Company's financial policy are to ensure:

- Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets;

- The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives;

- The continuous preservation of the Company's financial health;

- The protection of the Company's results and assets against the non-performance of financial obligations assumed by Counterparties;

- The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures;

In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character.

18.2 Classification of financial instruments

Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred.

Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management, as follows:

I. **Amortized cost** – This category includes items in which the business model is to hold the financial assets to collect contractual cash flows and are consistent with a basic financial arrangement, meaning the receipt of principal and interest that significantly represent the value of money over time and credit risk, being adjusted for the effective interest rate of the transaction. Net gains and losses with instruments in this category are shown in the statement of profit or loss for the year and arise from the adjustment of balances at their effective rate. In this category, the initial transaction costs that are attributable are included in the initial recognition of the assets. Assets measured at amortized cost may have their values reduced due to impairment.

II. **Fair value through other comprehensive income ("FVOCI")** – This category includes financial assets whose business model is fulfilled both by receiving contractual cash flows, as well as by measuring them at amortized cost, and by selling the assets at opportune moments. Gains and losses from the assets in this category arise from the measurement at fair value of assets that are recorded in other comprehensive income. These assets are adjusted for the effective rate and may incur losses due to impairment, both recorded in the statement of profit or loss for the year in which they occur.

III. **Fair value through profit or loss ("FVTPL")** - This category includes other financial assets that do not meet the criteria of the above two categories. Alternatively, by management's designation, the asset may be measured at FVTPL if it eliminates or reduces measurement inconsistency. Gains and losses are recorded in the statement of profit or loss for the year.

The Company's financial liabilities, except for derivatives and energy future contracts, are all subsequently recognized using the amortized cost method.

There were no changes in management's business model for existing financial instruments that might require a change in the subsequent measurement method.

All transactions with financial instruments, including derivatives, are recognized in the financial statements and classified into the following categories:

All amounts in millions of Reais, except as otherwise stated

	Note	Consolidated	
		2024	2023
Assets			
Amortized cost			
Cash and cash equivalents	4	5,971	5,339
Trade accounts receivable	6	3,516	2,910
Other assets		474	444
Fair value through profit or loss			
Derivatives	18.7	34	33
Cash equivalents	4	9,015	8,848
Financial investments	5	1,832	4,974
Energy future agreements	18.7	89	112
Fair value through other comprehensive income			
Trade accounts receivable		46	
Fair value of hedge accounting instruments			
Derivatives	18.7	49	202
Liabilities			
Amortized cost			
Trade payables	14	16,963	13,221
Borrowings and debentures	15	53,767	42,743
Braskem Idesa borrowings	16	15,526	11,710
Loan from non-controlling shareholders of Braskem Idesa	9 (a)	1,050	2,490
Leniency agreement	21	636	1,016
Other liabilities		1,673	2,635
Fair value through profit or loss			
Derivatives	18.7	49	92
Energy future agreements	18.7	108	107
Fair value of hedge accounting instruments			
Derivatives	18.7	156	

Except for loans, financing and debentures whose fair values were disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value.

All amounts in millions of Reais, except as otherwise stated

18.3 Fair value hierarchy

The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market.

Management's accounting policy on transfers between levels of the fair value hierarchy stipulates that the inputs used for fair value measurement must be assessed at the end of each reporting period. Based on the sensitivity, importance and source of information, it is determined which level of the fair value hierarchy the evaluated financial instrument is in, and the transfer is made on the date of the measurement of fair values.

As of December 31, 2024, there were no changes or reclassification of financial instruments among the levels of the fair value hierarchy; furthermore, the Company does not have any instruments in the level 3 category.

The fair value of the financial instruments measured at the end of the year is shown below:

			Consolidated
	Level 1	Level 2	Total
Assets			
Cash equivalents		9,015	9,015
Financial investments		1,832	1,832
Trade accounts receivable		46	46
Derivatives		83	83
Energy future agreements		89	89
Liabilities			
Derivatives		205	205
Energy future agreements		108	108
Financing			
Foreign currency - Bonds	39,082		39,082
Foreign currency - Others		4,052	4,052
Local currency		1,051	1,051
Debentures	2,132	528	2,660
Braskem Idesa financing			
Bond	9,882		9,882
Others		1,589	1,589

The Company uses the following evaluation techniques in measuring the fair value of its financial instruments:

All amounts in millions of Reais, except as otherwise stated

Financial assets classified as FVTPL or FVOCI: They are valued through inputs obtained from sources that reflect the most current observable market prices, such as CDI rate.

Energy futures contracts: The fair value of these financial instruments is estimated based on the present value of the cash flows of the contracts and has as its main assumptions the future price of energy obtained through the forward curve of the price (DCIDE), and the rate used for discounting to present value is the future curve of the CDI rate obtained through Brasil, Bolsa, Balcão ("B3").

Derivative financial instruments: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.

Financial liabilities related to loans, financing and debentures: To determine the fair value of instruments traded in the secondary market, such as bonds and debentures, the closing market prices on the reporting date were used and, therefore, are classified at level 1 of the fair value hierarchy. In determining the fair value of other financial liabilities, the Company estimates the present value of future contractual cash flows, based on observable market rates at the reporting date, including for similar instruments, also taking into account the currency of each instrument.

The evaluation techniques used in the measurement of fair value in the current year are consistent with those used in the comparative financial statements.

18.4 Capital management

The Company's policy is to maintain capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. This composition meets the Company's policy of providing a consistent return to shareholders and other stakeholders. This structure also allows borrowing costs to maximize shareholder remuneration. As of December 31, 2024 and 2023, the Company's capital structure was as follows:

Capital structure	2024	2023
Equity attributable to the Company's shareholders	(4,278)	3,279
Equity attributable to Braskem Idesa	497	(4,412)
Equity attributable to the Company's shareholders	**(4,775)**	**7,691**
Third-party capital	105,853	88,462
Third-party capital - Braskem Idesa	22,738	24,414
Total third-party capital	**83,115**	**64,048**
Total	**78,340**	**71,739**

The Company presented negative equity due to the loss with the exchange rate depreciation, which has no immediate cash effect, as detailed in note 1.

Moreover, the Company may temporarily maintain another capital structure, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, Management may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments. As is the case of liquidity, capital is managed at the consolidated level, except for the liquidity and capital of the subsidiary Braskem Idesa and other subsidiaries with non-controlling interest, whose specific management is concentrated at the subsidiaries level.

18.5 Liquidity risk management

The financial risk management policy stipulates that, concerning liquidity risk, the Company must ensure the continuous fulfillment of its financial obligations by:

1. Measuring and maintaining a minimum cash balance ("minimum cash availability");
2. Allocating this balance in financial investments; and
3. Obtaining new financing, refinancing, and working capital, exchange, and guarantee instruments.

The Company's minimum cash is defined as the lowest level of cash capable of honoring the disbursement commitments foreseen for a given period, assuming limitations in the inflow of financial resources (absence of financing sources) and operational resources (scenario of economic crisis and recession).

The Company consistently monitors qualitative criteria to anticipate market trends by analyzing the market, assessing liquidity expectations, evaluating crises and volatility, and comparing the market with global competitors.

The financial assets that address liquidity risk are the resources held in cash and cash equivalents and financial investments and are readily available due to high liquidity. In addition, the Company depends on the receipt and prepayment of accounts receivable for cash management. See note 6 for more information on the prepayment of receivables.

In line with its commitment to maintaining financial liquidity, the Company maintains an international stand-by credit facility in the amount of R$ 6.2 billion (US$ 1 billion), maturing in November of 2026. This credit line may be used without restrictions to improve the Company's credit liquidity or in the event of deterioration in the macroeconomic scenario. As of December 31, 2024, this new credit line had not been used.

Braskem's financial liabilities, by maturity, are shown in the table below. These amounts are calculated from the undiscounted cash flows and therefore cannot be reconciled with the statement of financial position amounts.

All amounts in millions of Reais, except as otherwise stated

					Consolidated
	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	17,184	80			17,264
Borrowings and debentures	2,357	2,467	16,125	68,357	89,306
Braskem Idesa borrowings	993	229	9,637	10,939	21,798
Derivatives	827	22	75	18	942
Loan from non-controlling shareholder of Braskem Idesa				1,975	1,975
Leniency agreement	38	122	836		996
Lease	1,160	996	1,623	1,596	5,375
At December 31, 2024	22,559	3,916	28,296	82,885	137,656
Interest discounted to present value	(1,289)	(846)	(13,698)	(30,189)	(46,022)
Carrying amount	21,270	3,070	14,598	52,696	91,634

18.6 Counterparty risk management

It refers to the possibility of counterparties failing to fulfill their commitments in a transaction with the Company.

The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved.

Counterparty risk - Financial institutions

In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty.

The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below:

Rating agency	Local minimum rating	Global minimum rating
Fitch Ratings	A+	BBB-
Standard & Poor's	A+	BBB-

Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. The carrying amount of financial assets with exposure to counterparty risk with financial institutions is presented below:

All amounts in millions of Reais, except as otherwise stated

	Consolidated	
	2024	2023
Cash and cash equivalents	14,986	14,187
Financial investments	1,832	4,974
Derivatives - assets	83	235
Derivatives - liabilities	205	92

The derivative financial instruments obtained and held on December 31, 2024 were executed both on internationally recognized and regulated stock exchanges and in the over-the-counter market, with major financial counterparties, under the framework of global derivatives contracts, either in Brazil or abroad. To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment ("CVA") or Debt Valuation Adjustment ("DVA") models, applied flow by flow on the fair value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below:

				2024			2023
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification							
AAA		4,656	7,482	12,138	11,438	2,493	13,931
AA+		153		153	140		140
AA		190		190	130		130
AA-		125		125	249		249
A+			2,849	2,849	1	3,072	3,073
A		232	678	910	32	506	538
A-		7	233	240	4	815	819
BBB			1	1		49	49
		5,363	11,243	16,606	11,994	6,935	18,929
Financial assets without risk classification							
Other financial assets with no risk assessment	(i)	212		212	149	83	232
		212		212	149	83	232
Total		5,575	11,243	16,818	12,143	7,018	19,161

(i) Investments approved by the Management, in accordance with the Financial Policy.

For the financial institutions' counterparty risk there was no recognition of expected credit losses, taking into consideration the high credit rating degree of the counterparties and the positive history of solvency of all financial assets, among other factors. The Company continuously monitors the changes in the counterparties' ratings and, if necessary, reallocates funds to meet the requirements of the financial risk management policy.

All amounts in millions of Reais, except as otherwise stated

Counterparty risk - Trade accounts receivable

As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies.

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad, in which qualitative and quantitative analyses are conducted to determine the risk of each counterparty, as well as the required guarantees to support the Company's exposure.

The qualitative analysis is performed via a credit questionnaire that qualifies and quantifies the financial information of clients. The items assessed are scored according to a risk assessment matrix.

The quantitative analysis represents the financial component for calculation of the client credit risk. The variables financial score and probability of insolvency are considered, calculated via statistical modeling. The Company also considers other elements within the risk assessment matrix, such as history of timeliness of payments, country risk, credit analysis of the business group, and guarantees to mitigate risk, such as sureties, letters of credit, insurance, fiduciary sale, among others.

After credit risk assessment, a risk rating by client is assigned, varying from minimal to very high risk; then this information is used in the management of the Company's receivables and loss estimate.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings that represent Company's total exposure was as follows:

		(%)
	2024	2023
Minimal risk	70.27	65.62
Low risk	16.6	19.33
Medium risk	8.49	6.37
High risk	4.51	8.28
Very high risk (i)	0.14	0.4

(i) Clients in this group that are still active purchase from Company and pay in advance.

For the export market, approximately 92% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 23% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

Management considers on default the counterparty that does not pay its debts when due.

The exposure to credit risk of the counterparties in total amounts refers to the trade accounts receivable amounts identified in Note 6.

All amounts in millions of Reais, except as otherwise stated

18.7 Market risk

The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows.

To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process.

As of December 31, 2024, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection:

Instrument	Market risk	Exposure	Protection	Notional	Balance at 2023	Change in fair value	Financial settlement	Balance at 2024
Non-hedge accounting transactions								
Future contract	Commodities price	Gasoline	Naphtha	(45)	(3)	26	(32)	(9)
Swap - Terminal Quimica	Interest rate	SOFR variable	SOFR fixed	(24)	62	(40)	2	24
Energy future agreements	Energy price	Energy	-	(77)	(6)	25		19
					53	11	(30)	34
Hedge accounting transactions								
Put and call options	Foreign exchange	R$	US$	5,358	(37)	171	(1)	132
Swap CRA	US$ and fixed rate	R$	US$ and fixed rate	742	(129)	64	15	(49)
Swap CDI dollar	US$ and fixed rate	R$	US$ and fixed rate	127	(36)	43	17	24
					(201)	277	30	106
Asset								
Current asset					137			73
Non-current asset					210			99
Total					347			172
Liabilities								
Current liabilities					58			212
Non-current liabilities					141			101
Total					199			313
Balance - liabilities - assets					(148)			141

All amounts in millions of Reais, except as otherwise stated

Index and interest rate risk management

In the normal course of operations, the Company may incur mismatches of indices and interest rates in the domestic and/or international market, such as SELIC, CDI, IPCA, SOFR, fixed rates, among others, affecting its active and passive financial transactions.

This type of mismatch and its potential economic and financial impact stem from internal factors within the Company, such as engaging in financial operations with varying terms and benchmarks, as well as external factors like fluctuations in interest rates and indices.

The Company's financial policy aims to manage internal factors and, as much as possible, anticipate the consequences of external factors.

The control of potential exposures, both in the short term and long term, aims to enhance the predictability of Braskem's cash flow.

The strategy in managing index and interest rate risk involves selecting financial investments for investing the Company's available funds with indices and interest rates consistent with the passive exposure.

Exposure to index and interest rate risk are listed below:

					2024					2023
	CDI	IPCA	SOFR	Fixed	Total	CDI	IPCA	SOFR	Fixed	Total
Cash, equivalents and financial investments	5,259			11,559	16,818	12,007			7,154	19,161
Derivatives	24	49	24		97	577	808	13		1,398
Leniency agreement	636				636	1,016				1,016
Borrowings and debentures	3,064	1,129	5,261	44,313	53,767	3,877	1,203	5,604	32,058	42,742
Braskem Idesa borrowings			2,583	12,943	15,526			1,391	10,319	11,710

Commodity price risk management

The main purposes of the commodity price risk management are:

- Identifying potential origins of this risk;
- Defining mitigation controls;
- Establishing limits and powers to execute commodity derivative operations; and
- Defining the controls of transactions.

The commodity price risk arises from the dependence of the Company costs and revenues on commodity prices in the global market. In general, there is a strong correlation between prices of raw materials acquired for production and of the products sold in the petrochemical industry, forming a natural hedge. Mismatches inherent to the business may lead to occasional net risk exposures, which will be assessed and treated, such as: (i) when time lags between the pricing of the Company's raw materials and finished products creates a mismatch between prices, increasing the volatility of the petrochemical margin; (ii) one-off sales contracts at fixed prices without hedging the

price of raw materials; and (iii) when different petrochemical price references have different levels of volatility and correlations between them.

The Company actively manages pricing periods and indexers, considering the following exposure allocation conditions: (i) always observing the market conditions associated with the profile of indexes and the Company's operating dynamics; (ii) in case of transactions for exchange of international references, indexes associated with the petrochemical markets are considered; and (iii) not increasing the risk associated with its margin by fixing only the price of Braskem's own operating chain (raw materials or finished products).

In order to manage the Risk associated with commodity price, the Company may either (i) adopt negotiation measures with suppliers or clients or (ii) contracts derivative transactions, which should always respect the volumes associated with the identified exposures, not generating financial leverage.

Foreign exchange risk management

Given the dynamics of the international petrochemical market, where prices are frequently tied to international benchmarks denominated in US dollars, the Company's sales are closely correlated with the US dollar.

The Company's exposure arises from financial instruments in foreign currency, such as payables to suppliers and accounts receivable, usually associated with working capital, and are short-term exposures.

Foreign exchange risks also arise from long-term exposures, such as exposure to fixed costs, net debt, future investments and highly probable future sales.

The main objectives in managing foreign exchange risk are:

- Identifying the origin and behavior of each type of risk;
- Defining quantitative controls and qualitative monitoring of exposure;
- Defining mechanisms to mitigate exchange rate risk; and
- Defining the exposure limits and approval authorities.

In order to manage such risks, management has mechanisms provided for in its policy, such as short-term exposure evaluated through the net balance of operating cash flow and debts whose mitigation occurs through economic hedge operations and maintenance of the need for cash per currency for commitments.

For long-term exposure, the Company continuously evaluates the net position of its assets and liabilities in foreign currency, monitors and maintains appropriate levels of debt in foreign currency since part of the future revenue is also generated in foreign currencies, engages in foreign exchange hedge operations through Non Deliverable Forward, options, or swaps, and as part of exchange rate risk management, may formally designate a hedge accounting relationship using derivatives and non-derivative financial instruments, when it is expected that such application will provide a significant improvement in demonstrating the compensatory effect on the variations of the items that are subject to hedge.

The Company's financial assets and liabilities denominated in foreign currency exposed to exchange rate risk are:

All amounts in millions of Reais, except as otherwise stated

	2024					2023				
	US$	EUR	MXN	Other currencies	Total	US$	EUR	MXN	Other currencies	Total
Assets										
Cash, cash equivalents and financial investments	10,757	272	412	117	11,558	6,421	225	474	35	7,155
Trade accounts receivables	1,626	13		87	1,726	1,760	12		36	1,808
	12,383	**285**	**412**	**204**	**13,284**	**8,181**	**237**	**474**	**71**	**8,963**
Liabilities										
Trade payables	12,646	248	224	10	13,128	9,643	187	163		9,993
Borrowings	49,497	70			49,567	37,584	58			37,642
Braskem Idesa borrowings	15,527				15,527	11,709				11,709
Loan from non-controlling shareholders of Braskem Idesa	1,050				1,050	2,490				2,490
	78,720	**318**	**224**	**10**	**79,272**	**61,426**	**245**	**163**		**61,834**
Net exposure	**(66,336)**	**(33)**	**188**	**194**	**(65,988)**	**(53,244)**	**(9)**	**311**	**71**	**(52,872)**

18.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2024, the main risks that can affect the value of Company's financial instruments are:

- IPCA inflation rate;
- Selic and CDI interest rates;
- SOFR interest rate;
- commodity price;
- US$/R$ exchange rate; and
- Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(a) Selection of scenarios

The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as of December 31, 2024.

All amounts in millions of Reais, except as otherwise stated

According to the Market Readout, at the end of 2024, US$1 will remain at approximately R$ 5.96, while the Selic rate should reach 14.75% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate was used, which was published in December 2024, in comparison with the current level of the Federal Funds rate on December 31, 2024.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

(b) Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2024. Given the instability in the current economic scenario caused by the global effects resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic developments, interest rates and foreign exchange rates are affected frequently. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in millions of Reais, except as otherwise stated

Instrument / Sensitivity	Exposure value as of Dec. 2024	Probable (US$ x R$ 5,96)	Reasonably possible (US$ x R$ 6,95)	Gain (losses) Possible (US$ x R$ 8,46)
Brazilian real / U.S dollar exchange rate				
Cash, cash equivalents and financial investments	10,757	(404)	1,312	3,936
Borrowings	65,024	2,437	(7,917)	(23,750)
Trade payables	12,646	474	(1,541)	(4,624)
Derivatives	1,127	389	(279)	(1,495)
Loan from non-controlling shareholders of Braskem Idesa	1,050	39	(128)	(384)
Trade accounts receivables	1,626	(61)	198	511
		(EUR x R$ 7,14)	(EUR x R$ 7,19)	(EUR x R$ 8,69)
Brazilian real / euro exchange rate				
Cash, cash equivalents and financial investments	272	30	32	95
Trade payables	248	(27)	(29)	(87)
Borrowings	70	(8)	(8)	(24)
		(MXN x R$ 0,31)	(MXN x R$ 0,34)	(MXN x R$ 0,41)
Brazilian real / Mexican peso exchange rate				
Cash, cash equivalents and financial investments	412		47	141
Trade payables	224		(26)	(77)
		14,75%	15,22%	21,15%
CDI interest rate				
Cash, cash equivalents and financial investments	5,259	117	135	417
Borrowings indexed to CDI	3,064	(383)	(396)	(1,558)
Leniency agreement	636	(37)	(44)	(138)
		4,9%	6,91%	11,07%
IPCA interest rate				
Borrowings indexed to IPCA	1,129	(5)	(159)	(521)
Derivatives	826	858	964	1,296
		3,81%	8,72%	17,54%
SOFR interest rate				
Borrowings indexed to SOFR	7,844	101	(906)	(2,718)

All amounts in millions of Reais, except as otherwise stated

18.9 Cash flow hedge of future exports

The Company designates certain derivative and non-derivative financial instruments as hedging instruments to protect against cash flow variability. Cash flow hedges are intended to protect against exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales.

At the beginning of the designated hedge accounting relationships, the Company documents the risk management objective and strategy and formally identifies the hedge instrument and the hedged item.

The Company manages the foreign exchange risks within the hedge relationship and documents the economic connection between the hedge instrument and the hedged item.

Assessing the economic relationship consists of determining whether there is an expectation that changes in cash flows of the hedge item and the hedge instrument will offset each other, i.e., whether the hedging strategy is effective. The hedge ratio determined by the Company is the balance between the positions and maturities of the instrument and the hedged item, aiming for a well-calibrated ratio in order to reflect in the financial statements the economic effects of the hedging activity.

Potential sources of ineffectiveness may include different maturities between the instrument and the hedged item and the hedge ratio.

If the economic relationship no longer satisfies the criteria for hedge accounting, or if the hedge instrument expires, is sold, terminated, or exercised, then hedge accounting is prospectively discontinued. When cash flow hedge accounting is discontinued, the hedged amount accumulated in equity remains there until it is reclassified to profit or loss as the hedged item impacts profit or loss. If the transactions related to the object, which were previously classified as highly probable, are no longer considered probable, the balances of the instrument's fair value that have been accumulated in other comprehensive income are immediately reclassified to profit or loss.

As the items subject to hedge affect profit or loss, the effective portion of the hedging strategy accumulated in the hedge reserve is reclassified to profit or loss at the same time the object is recognized.

Below is the breakdown of the hedge accounting strategy and the positions of the designated and recognized instruments in the year:

Derivatives designated for hedge accounting – Braskem S.A.

(i) US$ call and put option

As of December 31, 2024, the Company holds a total notional amount of put options of R$ 5,36 billion (US$1.14billion), with an average strike price of 4.51 R$/US$ and notional amount of call options of R$ 5,36 billion (US$ 0,79 billion), with an average strike price of 6.81 R$/US$ The operations have a maximum term of 18 months.

US Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the maturity months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

All amounts in millions of Reais, except as otherwise stated

(ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the total amount of R$ 1.27 billion, with annual maturities between January 2019 and January 2025, changing the variation of CDI for the variation of Dollar. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result upon the maturity of each installment.

(iii) US$ Swap – CRA

In 2022, the Company contracted foreign exchange derivative operations ("swaps") with semiannual maturities for the next 10 years as from March 2022, changing the variation of IPCA for the variation of Dollar. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects.

Identification	Total nominal value R$	Hedge (Interest rate per year)	Maturity	Fair value, net	
				2024	2023
Swaps CRA	600,218	3.54%	Dec-2028	41	98
Swaps CRA	141,298	3.37%	Dec-2031	8	30
Total	**741,516**			**49**	**128**

(a) Future exports in US$ Braskem S.A.

Below is the breakdown of the instruments designated for hedge accounting at Braskem S.A., with the details of each operation and the accounting balance for the year:

All amounts in millions of Reais, except as otherwise stated

Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Hedge instruments – US$				
					Balance at 2023	Designated hedge instrument	Hedging instruments carried out	Hedge instruments discontinued	Balance at 2024
2013	Financial liabilities in US$	6,757	2016 / 2017 / 2018 / 2019 / 2020 / 2021 / 2022 / 2023 / 2024	2.002	175		(175)		
2017	Financial liabilities in US$	1,250	2028	3.169	1,250				1,250
2019	Financial liabilities in US$	2,200	2025 / 2030 / 2031 / 2032	3.922	2,200			(400)	1,800
2020	Financial liabilities in US$	600	2032	4.021	400				400
2021	Financial liabilities in US$	400	2025	5.583	400				400
2022	Financial liabilities in US$	500	2029	5.179	500				500
2023	Financial liabilities in US$	400	2033	5.008	400				400
2024	Financial liabilities in US$	400	2033	5.778		400			400
				Total	5,325	400	(175)	(400)	5,150

Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Hedge instruments – R$				
					Balance at 2023	Designated hedge instrument	Hedging instruments carried out	Hedge instruments discontinued	Balance at 2024
2013	Financial liabilities in US$	41,843	2016 / 2017 / 2018 / 2019 / 2020 / 2021 / 2022 / 2023 / 2024	2.002	1,084		(1,084)		(0)
2017	Financial liabilities in US$	7,740	2028	3.169	7,740				7,740
2019	Financial liabilities in US$	13,623	2025 / 2030 / 2031 / 2032	3.922	13,623			(2,477)	11,146
2020	Financial liabilities in US$	3,715	2032	4.021	2,477				2,477
2021	Financial liabilities in US$	2,477	2025	5.583	2,477				2,477
2022	Financial liabilities in US$	3,096	2029	5.179	3,096				3,096
2023	Financial liabilities in US$	2,477	2033	5.008	2,477				2,477
2024	Financial liabilities in US$	2,477	2033	5.778		2,477			2,477
				Total	32,974	2,477	(1,084)	(2,477)	31,890

All amounts in millions of Reais, except as otherwise stated

The balances included in the hedge reserves and their changes during the year are presented below:

		Other comprehensive income in the year		
Designation year	Balance at 2023	Exchange variation in the year	Hedge reserve carried out	Balance at 2024
2013	(2,318)		2,318	
2017	(2,091)	(1,689)		(3,779)
2019	(1,963)	(2,796)		(4,758)
2020	(567)	(540)		(1,108)
2021	297	(540)		(244)
2022	169	(676)		(507)
2023	67	(540)		(474)
2024		(166)		(166)
Total	**(6,407)**	**(6,947)**	**2,318**	**(11,036)**
Income taxes	2,178	2,363	(788)	3,752
Hedge reserve net of income tax	**(4,228)**	**(4,584)**	**1,530**	**(7,284)**
Hedge reserve for designated instruments	(2,868)			(6,616)
Hedge reserve for discontinued instruments	(1,360)			(668)

The Company considers exports until 2034 as highly probable, based on the following factors:

• Over the past 5 years, Braskem exported an average R$ 14,2 billion (US$ 2,3 billion) per year. Hedged exports represent approximately 30% of the export flows planned by the Company;

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the Company are primarily and recurrently intended for export.

• The highly probable transactions and their realization period coincide with the periods of the Company's projections used in the evaluation of continuity, impairment and realization of deferred taxes.

The expected realization flow of the hedge reserves is as follows:

Year	US$	R$
2025	400	244
2028	1,250	3,779
2029	500	507
2030	800	1,771
2031	800	1,771
2032	600	1,311
2033	800	640

All amounts in millions of Reais, except as otherwise stated

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Brazilian Real.

(b) Future exports in US$ - Braskem Idesa

Below is the breakdown of the instruments designated for hedge accounting at Braskem Idesa, with the details of each operation and the balance for the year:

					Hedge instrument – US$		
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Balance at 2023	Hedge instruments carried out	Balance at 2024
2019	Financial liabilities in US$	900	2026 a 2029	19.611	900		900
2021	Financial liabilities in US$	1,350	2023 a 2031	20.359	1,327	(22)	1,305
				Total	2,227	(22)	2,205

					Hedge instrument – R$		
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Balance at 2023	Hedge instruments carried out	Balance at 2024
2019	Financial liabilities in US$	5,573	2026 a 2029	19.611	5,573		5,573
2021	Financial liabilities in US$	8,360	2023 a 2031	20.359	8,217	(136)	8,081
				Total	13,790	(136)	13,654

The balances included in the hedge reserves and their changes during the year are presented below:

		Other comprehensive income in the year		
Designation year	Balance in 2023	Exchange variation in the year	Hedge reserve carried out	Balance at 2024
2014, 2015, 2019, 2021	1,031	(2,192)	669	(492)
Income tax	(309)	658	(201)	147
Hedge reserve net of income tax	**722**	**(1,534)**	**468**	**(344)**

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican Pesos.

All amounts in millions of Reais, except as otherwise stated

19 Taxes payable

	Consolidated		Parent company	
	2024	2023	2024	2023
Brazil				
IPI	78	66	78	66
ICMS	494	227	490	223
PIS and COFINS	24	29	24	25
Other	3	9	3	5
Other countries				
Value-added tax	122	119		
Tax on financial income	168	143		
Total	889	593	595	319
Current liabilities	625	387	501	319
Non-current liabilities	264	206	94	
Total	889	593	595	319

20 Income taxes

Income taxes comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to items directly recognized in other comprehensive income (loss).

20.1 Current income taxes

Current income taxes comprise the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

As of December 31, 2024, the amount of income tax and social contribution presented in the consolidated current assets is R$ 782 (2023: R$ 428) and in the parent company's current assets is R$ 265 (2023: R$ 223). In the consolidated and parent company's non-current assets, the amount is R$ 295 as of December 31, 2024 (2023: R$ 292 in the consolidated and parent company)

All amounts in millions of Reais, except as otherwise stated

(a) Reconciliation of effective tax rate

		Consolidated		Parent company	
	Note	2024	2023	2024	2023
Loss before IR and CSL		(17,733)	(6,192)	(16,103)	(5,932)
IR and CSL at the rate of 34%		6,029	2,105	5,475	2,017
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		(7)	2	488	915
Thin capitalization		(1,154)	(613)	(1,154)	(613)
Tax effects on gain on the sale of subsidiary Cetrel	1	144		144	
Difference of rate applicable to each country		914	770		
Taxes on dividends distribution			(836)		(797)
International Tax Reform - Pilar Two	20.2(d)	(197)			
Other permanent adjustments		(48)	(126)	(170)	(169)
Effect of IR and CSL on results of operations		**5,681**	**1,302**	**4,783**	**1,353**
Current IR and CSL expense		(613)	(191)	(5)	(6)
Current IR - Pilar Two		(197)			
Deferred IR and CSL		6,491	1,493	4,788	1,359
Total		**5,681**	**1,302**	**4,783**	**1,353**
Effective rate		**32.0%**	**21.0%**	**29.7%**	**22.8%**

20.2 Deferred income taxes

Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for the Company and its subsidiaries individually.

The measurement of deferred taxes reflects the tax consequences that would follow from how the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Annually, the Company revises its projection of taxable income based on its Business Plan.

The Business Plan is prepared annually by the Executive Board, and its main variables include projections for the prices of the products produced by the Company, the prices of raw materials, the growth in gross domestic product of each country in which the Company operates, exchange rate variation, interest rates, inflation rates and fluctuations in supply and demand for inputs and finished goods.

In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by third party consulting firms, which are reviewed and supplemented based on Management´s experience.

All amounts in millions of Reais, except as otherwise stated

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax assets and liabilities are offset only if certain criteria are met.

(a) Changes in deferred tax balances

							Consolidated
Assets	At December 31,2022	Impact on the P&L	Other comprehensive income	At December 31,2023	Impact on the P&L	Other comprehensive income	At December 31,2024
Tax losses	2,398	1,487		3,885	3,534		7,419
Exchange variations	3,343	674	(1,948)	2,069	2,429	2,120	6,618
Provisions	4,566	(652)	8	3,922	971	(3)	4,890
Lease	1,197	429		1,626	94		1,720
Tax credits	698	83		781	23		804
Other	119	31		150	(25)		125
	12,321	2,052	(1,940)	12,433	7,026	2,117	21,576
Liabilities							
Amortization of goodwill	722	(1)		721	(5)		716
Tax depreciation	4,052	4		4,056	625		4,681
PIS and COFINS credit - exclusion of ICMS from the calculation basis	189			189	1		190
Provisions	420	315	16	751	287		1,038
Right of use of assets	1,116	477		1,593	(47)		1,546
Present value adjustment and amortized cost	424	(228)	(2)	194	94	364	652
Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar	186	(37)	(34)	115	47		162
Other	6	29	13	48	(467)	435	16
	7,115	559	(7)	7,667	535	799	9,001
Net	5,206	1,493	(1,933)	4,766	6,491	1,318	12,575
Presentation in the statement of financial position:							
Non-current assets	6,359			6,443			13,882
(-) Non-current liabilities	1,153			1,677			1,307

All amounts in millions of Reais, except as otherwise stated

							Parent company
Assets	As of December 31,2022	Impact on the P&L	Other comprehensive income	As of December 31,2023	Impact on the P&L	Other comprehensive income	As of December 31,2024
Tax losses	180	1,898		2,078	1,999		4,077
Exchange variations	3,343	19	(1,293)	2,069	2,893	1,656	6,618
Provisions	3,955	(535)		3,420	189	(2)	3,607
Lease	834	281		1,115	(8)		1,107
Tax credits	698	83		781	23		804
Other	102	25		127	(25)		102
	9,112	1,771	(1,293)	9,590	5,071	1,654	16,315
Liabilities							
Amortization of goodwill	716			716			716
Tax depreciation	1,165	98		1,263	103		1,366
PIS and COFINS credit - exclusion of ICMS from the calculation basis	189			189			189
Right of use of assets	757	305		1,062	(104)		958
Present value adjustment and amortized cost	316	42		358	291		649
Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar	193	(43)		150	13		163
Other	5	10	(9)	6	(20)	20	6
	3,341	412	(9)	3,744	283	20	4,047
Net	5,771	1,359	(1,284)	5,846	4,788	1,634	12,268

(b) Offset for the purpose of presentation in the consolidated statement of financial position

			2024			2023
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance
Braskem	16,315	(4,047)	12,268	9,590	(3,744)	5,846
Braskem Argentina					(6)	(6)
Braskem America	494	(1,767)	(1,273)	390	(1,364)	(974)
Braskem Europe	24	(17)	7	24	(15)	9
Braskem Green		(24)	(24)			
Braskem Holanda	355	(195)	160	91	12	103
Braskem Idesa	3,612	(2,284)	1,328	1,840	(2,531)	(691)
Braskem Mexico Serviços	14		14	59		59
Braskem Mexico	657	(654)	3	333		333
B&TC		(10)	(10)	4	(8)	(4)
BTS						
Cetrel				34	(4)	30
DAC				25	(2)	23
ER Plastic	5		5			
Terminal Quimica	56		56	13		13
Voqen	16		16		(2)	(2)
Wise	28	(3)	25	30	(3)	27
	21,576	(9,001)	12,575	12,433	(7,667)	4,766
Deferred tax assets			13,882			6,443
Deferred tax liabilities			(1,307)			(1,677)
Balance			12,575			4,766

All amounts in millions of Reais, except as otherwise stated

(c) Realization of tax losses

There were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2024 and 2023.

(d) International Tax Reform - Pillar two model rules

The Company is within the scope of the International Tax Reform – Pillar Two Model Rules and operates in the Netherlands and Germany, where the legislation has been effective since January 1, 2024. However, the Company only recorded an additional expense in the Netherlands in the amount of R$ 197 (2023: zero), where its effective tax rate is less than 15%.

On December 30, 2024, Brazil enacted new tax legislation to implement a supplementary national minimum tax, which has become effective from January 1, 2025. However, the Company does not currently expect material impacts in this jurisdiction.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate.

21 Sundry provisions

	Consolidated		Parent company	
	2024	2023	2024	2023
Leniency agreements	636	1,016	636	1,016
Provision for environmental damages	1,042	928	1,042	887
Provision for customers rebates	201	161	108	93
Other	92	120	92	88
Total	**1,971**	**2,225**	**1,878**	**2,084**
Current liabilities	619	1,282	526	1,197
Non-current liabilities	1,352	943	1,352	887
Total	**1,971**	**2,225**	**1,878**	**2,084**

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter "MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of R$ 3.1 billion (US$957, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter "CGU") and the Office of the Attorney General (Advocacia-Geral da União, hereinafter "AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$ 410 due to the

All amounts in millions of Reais, except as otherwise stated

calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company. Since 2016, The Company has paid R$ 3,405, distributed as shown below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,213	297	407	1,282	206	3,405

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company's integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right ("ADPF") No. 1051, determining the renegotiation of leniency agreements. On December 19, 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below:

- (i) 2025: R$ 35
- (ii) 2026: R$ 35
- (iii) 2027: R$ 55
- (iv) 2028, 2029 and 2030: installments of R$ 158 each.

The CGU/AGU Amendment will be submitted for approval by the Federal Supreme Court (STF), in the ADPF records.

As a result from the renegotiation the Company has written-off an amount of R$ 112 from the provision.

On December 31, 2024, the balance is R$ 636, with R$ 85 recorded under current liabilities and R$ 551 under non-current liabilities.

(b) Provision for environmental damages

The provision for environmental damages is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans.

Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies.

The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting them to present value.

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred over several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that the Company reevaluate its potential exposure related to environmental matters.

All amounts in millions of Reais, except as otherwise stated

The provision is recorded based on the areas in which remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies.

The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

As of December 31, 2024, the amount recorded in current liabilities is R$ 287 (2023: R$ 99 in the consolidated and R$ 84 in the parent company) and in non-current liabilities is R$ 755 (2023: R$ 829 in the consolidated and R$ 803 in the parent company).

(c) Rebates

Some sales agreements of the Company provide for a rebate in products should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly as an accrual, reducing net revenue, assuming that the minimum contractual amount will be achieved.

(d) Changes in provisions

					Consolidated
	Leniency agreements	Recovery of environmental damages	Rebate	Other	Total
At December 31, 2022	903	1,120	127	130	2,280
Additions, monetary adjustments and exchange variation	113	108	155	8	384
Write-offs through usage and payments		(300)	(121)	(18)	(439)
At December 31, 2023	1,016	928	161	120	2,225
Additions, monetary adjustments and exchange variation	1	360	217	19	597
Write-off due to sale of investments in subsidiaries		(41)			(41)
Write-offs through usage and payments	(269)	(205)	(177)	(47)	(698)
Write-offs through negotiation	(112)				(112)
At December 31, 2024	636	1,042	201	92	1,971

All amounts in millions of Reais, except as otherwise stated

					Parent company
	Leniency agreement	Recovery of environmental damage	Rebate	Other	Total
At December 31, 2022	903	1,073	62	92	2,130
Additions, monetary adjustments and exchange variation	113	108	120	13	354
Write-offs through usage and payments		(294)	(89)	(17)	(400)
At December 31, 2023	1,016	887	93	88	2,084
Additions, monetary adjustments and exchange variation	1	360	150	10	521
Write-offs through usage and payments	(269)	(205)	(135)	(6)	(615)
Write-offs through negotiation	(112)				(112)
At December 31, 2024	636	1,042	108	92	1,878

22 Provisions for legal proceedings and contingent liabilities

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and that of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable chance of loss: Present obligation for which a probable outflow of resources will be required to settle the obligation. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 22.1).

Possible chance of loss: Present obligation for which the possibility of outflow resources is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 22.2).

The Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

In addition, the Company also is a plaintiff in several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and such amount is recognized.

Any changes in the court's understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

All amounts in millions of Reais, except as otherwise stated

22.1 Lawsuits with probable losses

	Consolidated		Parent company	
	2024	2023	2024	2023
Labor claims	190	186	190	183
Tax claims				
Income taxes	34	51	34	51
PIS and COFINS	248	241	248	241
ICMS	20	366	20	366
Other tax claims	84	19	84	16
	386	**677**	**386**	**674**
Corporate claims	118	111	118	111
Civil claims and other	151	121	151	121
	845	**1,095**	**845**	**1,089**

As of December 31, 2024, the main claims considered in provisions are the following:

Description of tax lawsuits	Provisioned amount 2024	Provisioned amount 2023
Taxing Entity: São Paulo State Government		
1) In February 2024, the São Paulo State Prosecution Office ("PGE") published Resolution 6/24 that overrides the "São Paulo State Agreement," a program created with the enactment of State Law 17.843 allowing the regularization of ICMS debts with discounts on interest, fines and lawyers' fees. In March 2024, PGE accepted the Company's request to include two lawsuits, reducing the total contingency amount from R$ 349 to R$ 66 and authorizing the payment in 120 monthly installments, from April 2024 to March 2034. On December 31, 2024, the balance of the agreement is R$ 63, presented under Taxes payable (R$ 6 under current liabilities and R$ 57 under non-current liabilities).		346
Taxing Entity: Federal Government		
2) Non-cumulative PIS and COFINS taxes: Charges of amounts due to offset of non-cumulative PIS and COFINS tax credits, related to the periods from 2005 to 2010 and from 2012 to 2018, that were not approved by the Federal Revenue Service of Brazil. The lawsuits refer to offsetting statements in amounts that exceeded those declared, freight expenses, acquisition of property, plant and equipment and revenues incorrectly classified.	133	132
3) PIS and COFINS taxes: Charge of debits related to various periods, between 1999 and 2002, arising from insufficient payments of contributions and offset considered undue by the Tax Authority using credit resulting from the addition of 1% to the COFINS rate and PIS credits under Decree-Laws 2,445 and 2,449, whose period of use had allegedly expired. The lawsuits are under legal phase and the Company pledged bank guarantee and performance bonds at their full amount.	81	79
4) Sundry tax lawsuits	172	120
Total tax lawsuits	386	677

All amounts in millions of Reais, except as otherwise stated

Description of corporate lawsuits	Amount provisioned	
	2024	2023
Plaintiff: Banco do Brasil S.A		
1) The Company is party to writ of debt filed against it in 1991, currently under appellate phase. Trikem S.A. ("Trikem"), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The amount related to the lawsuit is fully provisioned by the Company.	95	88
2) Sundry corporate lawsuits	23	23
Total corporate lawsuits	**118**	**111**

22.1.1 Changes in claims with probable chance of loss

Consolidated

	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2022	212	735	103	120	1,170
Additions, monetary adjustments and exchange variation	71	143	8	46	268
Payments	(37)	(10)		(25)	(72)
Reversals (*)	(60)	(191)		(20)	(271)
December 31, 2023	186	677	111	121	1,095
Additions, monetary adjustments and exchange variation	77	109	7	46	239
Payments	(43)	(8)		(3)	(54)
Reversals (*)	(28)	(389)		(13)	(430)
Disposals due to sale of investments in subsidiaries	(2)	(3)			(5)
December 31, 2024	190	386	118	151	845

Parent company

	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2022	210	732	103	119	1,164
Additions, monetary adjustments and exchange variation	70	143	8	47	268
Payments	(37)	(10)		(25)	(72)
Reversals (*)	(60)	(191)		(20)	(271)
December 31, 2023	183	674	111	121	1,089
Additions, monetary adjustments and exchange variation	77	109	7	46	239
Payments	(43)	(8)		(3)	(53)
Reversals (*)	(27)	(389)		(13)	(429)
December 31, 2024	190	386	118	151	845

(*) A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

All amounts in millions of Reais, except as otherwise stated

22.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company's Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

			Consolidated
	Note	2024	2023
Tax claims		26,469	26,216
Civil claims - Alagoas	23.1	9,241	8,821
Civil claims - Other		795	740
Social security claims		770	824
Environmental claims		790	689
Labor claims		683	513
Other lawsuits		423	424
Total		**39,171**	**38,227**

22.2.1 Breakdown of contingent liabilities

Description of tax lawsuits		Estimate
	2024	2023
Taxing Entity: Federal Government		
1) IR/CSL tax: Tax deficiency notices related to calendar years 2015, 2016, 2018 and 2019, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notification related to calendar years 2018 and 2019, received in 2023, also involved non-deductibility of interest rates due to a different understanding regarding the sub-capitalization limit and its tax effects. The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in tax deficiency notice. Regarding the period not included in the tax-deficiency notice, in the fiscal year ended on December 31, 2024, the amount was deducted from the income tax calculated annually, which was duly paid by the Dutch entities, in accordance with the definitive proofs of payment issued by the Dutch tax authorities. The amount related to the calendar year 2017 was excluded from this lawsuit due to its time-barring. The total contingency amount includes the ex-officio fine for the period not considered in the tax-deficiency notice corresponding to R$ 2.4 billion (2023: R$ 4.2 billion).	15,876	18,552
2) Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The Company pledged performance bonds and deposits at their full amount.	1,618	1,507
3) PIS/COFINS: In July 2024, the Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, referring to the period from 2012 to 2018, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision in July 2020.	1,246	
4) IR/CSL tax: Tax deficiency notices related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from subsidiary abroad.	1,079	1,000
5) IR/CSL: Tax deficiency notices resulting from the deduction of amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired in 2002. The Company pledged performance bond at their full amount.	1,070	1,027

All amounts in millions of Reais, except as otherwise stated

6) IR/CSL rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The Company pledged performance bonds at their full amount. In the second quarter of 2024, three new tax deficiency notices were received in the amount of R$ 366.	568	185
7) IR/CSL: Tax deficiency notices related to the offsetting of tax losses and social contribution tax loss carryforwards against IR and CSL liabilities, during merger events that took place in November 2007 and August 2013, without observing the 30% limit. The lawsuits are in under legal phase, and the Company pledged performance bonds at their full amount.	324	346
8) Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from November 2000 to January 2001, November 2001 to June 2002, January 2016 to July 2018, and January to December 2020. The Company pledged performance bonds at their full amount.	205	183
9) PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are under legal phase, and the Company pledged bank guarantees and performance bonds at their full amount.	146	142
10) IR/CSL rate: Tax deficiency notice arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of IRRF tax on them.	146	138
11) PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount.	132	128
Taxing Entity: State Government of Alagoas		
12) ICMS tax: Tax deficiency notices related to calendar years 2015 to 2019, due to lack of ICMS reversal on output with tax deferral.	746	698
Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas		
13) ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment, goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; (v) fines for lack of registration of invoices. The Company pledged bank guarantees, performance bonds and judicial deposits at their full amount.	708	623
Taxing Entity: State Government of Bahia		
14) ICMS: Charges due to (i) lack of reversal of credits on inputs used in the production of gasoline and LPG, taxed by the single-phase ICMS, and (ii) offsetting of the single-phase ICMS debts from the sale of these products with the ICMS credits accrued from other operations. The lawsuits are under discussion in the administrative phase. In December 2024, three new tax deficiency notices were received, making this contingency material for disclosure purposes.	1,005	125
16) Sundry tax lawsuits	1,600	1,562
Total tax lawsuits	**26,469**	**26,216**

Description of civil lawsuits		Estimate
	2024	2023
Plaintiff: Resibril Química S.A. ("Resibril")		
1) Lawsuit filed by Resibril, former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment.	375	340
2) Civil lawsuits - Alagoas (Note 23.1)	9,241	8,821
3) Sundry civil lawsuits	420	400
Total civil lawsuits	**10,036**	**9,561**

All amounts in millions of Reais, except as otherwise stated

Description of social security lawsuits		Estimate
	2024	2023
Plaintiff: Former team members		
1) Lawsuits over withdrawal of sponsorship of Petros plan. Currently, the portfolio is composed of 656 lawsuits filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, 90% of the supplementation and objection to legality of Withdrawal of Sponsorship.	605	668
2) Sundry social security lawsuits	165	156
Total social security lawsuits	**770**	**824**

Description of environmental lawsuits		Estimate
	2024	2023
Plaintiff: São Paulo State Prosecution Office		
1) Public-Interest Civil Action (Hashimoto) filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages. After Braskem filed its defense in December 2020, there were no changes, and the lawsuit remains awaiting expert evidence.	253	225
Plaintiff: Local Government of Ulianópolis - Pará		
2) Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed defense, however, a decision was rendered staying the case, in order for the parties to attempt a settlement.	437	397
3) Sundry environmental lawsuits	100	67
Total environmental lawsuits	**790**	**689**

Description of other lawsuits		Estimate
	2024	2023
Plaintiff: Américo Vinícius de Carvalho and Others		
The Company has a collection suit in the liquidation phase of a judgment resulting from a lawsuit filed in 1988. Polialden Petroquímica S.A. ("Polialden"), merged by Braskem, was ordered to pay the distribution of remaining profits to the plaintiffs (preferred shareholders) who were non-controlling shareholders. The lawsuit is pending the start of the accounting examination for the determination of the amounts owed. The Management, based on its evaluation and that of external legal advisors, has recorded a provision on December 31, 2024 of R$ 25 (2023: R$ 23). The amount considered as a possible loss is R$ 307 (2023: R$ 287), so that the total amount involved in the lawsuit is R$ 332 (2023: R$ 310).	307	287
2) Sundry other lawsuits	116	137
Total other lawsuits	**423**	**424**

All amounts in millions of Reais, except as otherwise stated

23 Geological event - Alagoas

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress:

i) Instrument of Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii) Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$ 300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

iii) Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexal Agreement") entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; and

iv) Instrument of Global Agreement with the Municipality of Maceió ("Instrument of Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-

All amounts in millions of Reais, except as otherwise stated

property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2024 and 2023:

	2024	2023
Balance at the beginning of the year	**5,240**	**6,627**
Provisions (*)	2,237	2,307
Payments and reclassifications (**)	(2,052)	(3,826)
Realization of present value adjustment	145	132
Total	**5,570**	**5,240**
Current liability	2,436	2,759
Non-current liability	3,134	2,481
Total	**5,570**	**5,240**

(*) i) The increase in the provision for the fiscal year 2024 is mainly explained by the update relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in Alagoas. In the fiscal year 2023 mainly refers to additional provision of the Instrument of Global Agreement and by the update of cost estimates relating to the adjustments to the plan for closing the mining wells; ii) inflation adjustment of R$ 114 (2023: R$ 114) reported under Financial expenses.
(**) Of this amount, R$ 1,819 (2023: R$ 2,686) refers to payments made and R$ 233 (2023: R$ 1,140) was reclassified to Other liabilities, which totals a balance of R$ 478 (2023: R$ 1,158) referring to accounts payable for the Geological event – Alagoas. In the fiscal year, the Company disbursed a total of R$ 2,569 (2023: R$ 2,686), of which R$ 1,819 originated from changes in provisions during the fiscal year and R$ 750 originated from Other liabilities related to the installment paid under the Agreement with the Municipality of Maceió.

The current provision can be segregated into the following action fronts:

a. **Support for relocation and compensation:** Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$ 997 (2023: R$ 1,353) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation.

b. **Actions for closing and monitoring the salt cavities, environmental actions and other technical matters:** Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas.

Moreover, in March 2024, following the advice of specialized consulting firms, it was decided that the most suitable method for closing the depressurized cavities, previously classified under the Monitoring Group, periodically monitored using sonar, was to fill them with solid material (sand). This decision was based on the findings of the latest geomechanical studies.

All amounts in millions of Reais, except as otherwise stated

In December 2024, based on the new recommendation of the expert consulting firm hired by the Company to conduct studies on the planning and closure of the salt cavities, the increase in the provision related to the filling with solid material of the 11 pressurized cavities, indicated in item (iii) below, currently belonging to the Buffering and Pressurization group, was recorded. The actions are planned to start from 2027, if necessary, with execution over several years or decades.

The closure plan of 35 mining areas currently considers the following:

i) 18 cavities are expected to be filled with solid material, including 6 cavities that were previously planned to be monitored and 5 that were previously planned to be closed by buffering and that, during 2024, based on the Mine Closure Plan definitions and the recommendation of expert consulting firms, closure by filling with solid material (sand) proved to be the most appropriate closure method. To date, 6 cavities have already been filled, 4 cavities are in the filling process, and the remaining 8 cavities are in the preparation and planning activities;

ii) 6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date. Cavity 18, which collapsed on December 10, 2023, is currently undergoing technical studies to confirm its natural filling, indicating that filling them with solid material will not be necessary.

iii) 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$ 2,607 (2023: R$ 1,583) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities.

All amounts in millions of Reais, except as otherwise stated

As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. The delivery of the diagnosis is expected for the first half of 2025.

c. Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 2 are in progress and the remaining projects are in the planning stages. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with signatories to the agreement, defined based on the social and urban diagnosis carried out by a specialized and independent company, and of these, 3 are being implemented. The current provision amount is R$ 1,141 (2023: R$ 1,369).

d. **Additional measures:** Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The current balance of additional measures described in this item totals R$ 825 (2023: R$ 935).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

In October 2024, the Company has been informed of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The inquiry records were sent to the Prosecution Office for evaluation, which requested additional investigations. The Company reinforces that it has always been at the disposal of the authorities and has been providing all information related to salt mining over the course of the investigation.

All amounts in millions of Reais, except as otherwise stated

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

23.1 Lawsuits in progress

The contingent liabilities whose loss is assessed as possible by the Company's Management, based on its evaluation and that of its external legal advisors, related the geological event in Alagoas, are disclosed as follows:

	2024	2023
Civil claims - Alagoas (*)	9,241	8,821
Environmental claims - Alagoas	85	73
Total (**)	**9,326**	**8,894**

(*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$ 276.

(**) Comprise the lawsuits with possible probability of loss detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the main lawsuits filed against the Company are:

All amounts in millions of Reais, except as otherwise stated

Description of civil lawsuits	Estimate 2024	2023
1) Public-Interest Civil Action - Reparation for Residents – Map Version 5 **Plaintiffs: Federal Prosecution Office (MPF), Federal Public Defender's Office (DPU) and Alagoas State Prosecution Office (MPE/AL)**		
On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for an injunctive relief based on evidence. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of allocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. For the plaintiffs' preliminary injunctions, initially granted by the lower court, a decision was rendered on interlocutory appeal determining "the immediate suspension of the provisory execution determined by the trial court," decision maintained by the full court until the final and unappealable judgment of the interlocutory appeal.	1,113	1,010
2) Public-Interest Civil Action - Request for indemnification for additional collective pain and suffering **Plaintiff: State Public Defender's Office of Alagoas**		
In March 2024, the Company was informed of the Public-interest Civil Action filed by DPE against Braskem, seeking, among other requests, to challenge clause 69 of the Agreement for Socio-environmental Reparation (payment of R$ 150 for collective moral damages) alleging that there were facts subsequent to the date of the agreement that would give rise to additional damages. DPE requested, as a preliminary measure: (i) the suspension of clause 58, second paragraph, of the Agreement for Socio-environmental Reparation, in order to rule out the possibility of reversion of the area to the benefit of Braskem; (ii) the imposition of inalienability to the PCF area until the final and unappealable decision on the merits of the claim, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any disposal, nor subject to seizure. On the merits, it requests, among others: (i) the loss of all properties subject to the PCF, with the possibility of reverting the area to the victims or to public domain, in addition to the conviction of Braskem to the payment, as collective and social moral damages, to the same amount spent by Braskem for material damages; (ii) the conviction of Braskem, as existential damages, for the loss of all properties subject to the PCF; (iii) the conviction of Braskem for illicit profit, with the loss of the PCF properties, in addition to the payment of the amounts the Company obtained due to its alleged illicit conduct (to be determined in a liquidation proceeding); (iv) subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with publication of a material fact notice.	162	

All amounts in millions of Reais, except as otherwise stated

3) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System ("SFH")
Plaintiff: Federal Public Defender's Office ("DPU")

In November 2021, the Company was informed of the Public-Interest Civil Action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – see item (i).
Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to the subsidence phenomenon.
On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is pending.
It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

4) Public-Interest Civil - Review of terms of the Flexal Agreement
Plaintiff: Alagoas State Public Defender's Office

In March 2023, the Company was informed of the Public-interest civil action against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.
Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere to the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.
As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On December 31, 2024, the amount of this action was R$ 2.14 billion (2023: R$ 1.95 billion).
On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE.
The Company, the DPE/AL, the Alagoas State Government and the Federal Government filed appeals against this decision. The effects of the lower court's decision are suspended until the appeals are adjudicated. 2,137 1,952

All amounts in millions of Reais, except as otherwise stated

5) Public-Interest Civil Action - Fishermen Reparation **Plaintiffs: Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA")**		
In August 2023, the Company was informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact notice to the shareholders, requests that were denied by the Court. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50 thousand and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132 thousand in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100 thousand; (iii) compensation for collective material damages to the Associations, in the amount of R$750 thousand; and (iv) attorney fees in the amount of 20% on the value of the award.	1,767	1,607
6) Action against the Violation of a Constitutional Fundamental Right ("ADPF") **Plaintiff: Alagoas State Governor**		
On December 18, 2023, the Company was informed of the action against the ADPF before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements.		
7) Indemnity Claim **Plaintiff: Companhia Brasileira de Trens Urbanos ("CBTU")**		
On February 2, 2021, the Company was notified of the filing of a lawsuit, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$ 222 and for moral damages in the amount of R$ 0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. A procedural legal transaction was presented, approved by the court, which provides for the continuity of negotiations for a possible conciliation between the parties until March 2025.	1,492	1,465
8) Indemnity Claim - Pinheiro District Property **Plaintiff: Construtora Humberto Lobo**		
In July 2019, the Company was informed of the action for damages, a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the counterparty. Nevertheless, the counterparty claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$ 3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit.	1	1

All amounts in millions of Reais, except as otherwise stated

9) Indemnity Claim **Plaintiff: State of Alagoas**		
In March 2023, the Company was informed of the claim, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision.	1,493	1,259
10) Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected		
The Company is defendant in several other actions, filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.	1,076	1,489
11)Sundry civil lawsuits		38
Total civil lawsuits	**9,241**	**8,821**

Description of environmental lawsuits		Estimate
	2024	2023
1) Notice of violation **Plaintiff: Environment Institute of Alagoas State ("IMA")**		
On December 4, 2023, the Company was notified due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been notified for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023. On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation.	79	70
2) Sundry environmental lawsuits	6	3
Total environmental lawsuits	**85**	**73**
Total lawsuits with probability of possible loss	**9,326**	**8,894**

23.1.1 Other relevant lawsuits with probability of remote loss:

Public-Interest Civil Action filed by the Alagoas State Public Defender's Office: Request for partial annulment of the agreements signed within the scope of the PCF and review of the compensation paid for individual pain and suffering

In September 2024, the Company became aware of the Public-Interest Civil Action filed by the DPE, seeking, among other requests, the review of the compensation paid under the PCF for individual pain and suffering, with the partial annulment of the agreements signed within the scope of the PCF and ratified in court.

The DPE also requests the annulment of the clauses of the individual agreements of the PCF that provide for the transfer of ownership/possession of the vacant properties to the Company, and seeks the cancellation of the respective deeds recorded in the Register of Deeds, restoring the ownership and possession of these properties to the previous owners/victims, as well as the amounts of pain and suffering already paid to the assisted parties under the PCF to be considered as an advance on the compensation supposedly due.

All amounts in millions of Reais, except as otherwise stated

The amount of the action filed by DPE is R$5,1 billion.

The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as remote.

24 Benefits offered to employees

24.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

The amounts recognized in profit or loss were:

	Consolidated		Parent company	
	2024	2023	2024	2023
Health care	301	272	202	177
Pension plan	114	118	55	63
Transport	92	91	83	76
Meals	66	70	47	49
Life insurance	12	12	6	5
Training	19	22	7	9
Other	21	26	2	1
	625	611	402	380

24.2 Long-term incentive plan ("ILP Plan")

The Company offers share-based Long-Term Incentive Plans through the granting of Restricted Shares or Cash Settlement ("LTI Plan"), to align the interests of shareholders and executive officers (participants) and to promote their continued employment at the Company.

The grant is subject to the voluntary investment of own financial resources by participants in the shares issued by the Company (tickers BRKM5 or BAK). To acquire the right, participants must maintain their employment relationship with the Company and hold uninterruptedly the shares acquired during the three-year vesting period.

When the conditions to obtain the right are met, the Company transfers to participants the number of restricted shares to which they are entitled, when applicable, which are held in treasury or acquired through repurchase program. If the transfer of restricted shares is not possible, the Company will pay to participants, in cash, the amount equivalent to the shares granted at the Reference Share Price traded on stock exchange.

The fair value of shares on the grant date is recognized on a straight-line basis under personnel expenses during the vesting period, reflecting the expected number of shares that will meet the conditions to obtain the right, in such a way that the end amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date.

The form of settlement of the ILP Plan determines the corresponding entry of expenses, which is recognized under equity for payment of shares and recognized under liabilities for cash payment, with the liability remeasured on each

All amounts in millions of Reais, except as otherwise stated

reporting date and on the settlement date, based on the American Depositary Receipt price. Any changes in the fair value of the liability are recognized as personnel expenses.

The programs listed below were approved by the Board of Directors under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired.

Flat	Grant Date	End of Grace Period	Settlement Method	Qty. on 12/31/2022	Granted quantities	(-) Canceled	(-) Exercised	Qty. on 12/31/2023	(+) Granted	(-) Canceled	(-) Exercised	Qty on 12/31/2024	Fair value of the share R$*
2021 Plan	05/10/21	05/10/24	Shares	548,290		(31,751)		516,539		(9,173)	(507,366)		
2021 Plan	05/10/21	05/10/24	Cash	144,779		(3,879)		140,900		(948)	(139,952)		
2022 Plan	05/17/22	05/17/25	Shares	537,870		(32,462)		505,408		(9,488)	(116,140)	379,780	44.15
2022 Plan	05/17/22	05/17/25	Cash	132,902		(1,115)		131,787		(9,774)	(1,501)	120,512	23.53
2023 Plan	09/06/23	09/06/26	Shares		931,050			931,050		(23,076)	(337,838)	570,136	23.02
2023 Plan	09/06/23	09/06/26	Cash		213,400	(5,080)	(114)	208,206		(22,332)	(4,052)	181,822	23.53
2024 Plan	06/05/24	06/06/27	Shares						1,500,574		(546,055)	954,519	18.19
2024 Plan	06/05/24	06/06/27	Cash						350,753	(13,621)	(1,629)	335,503	23.53

(*) Values in monetary units.

On December 31, 2024, the amount recorded in equity is R$ 24 (2023: R$ 37).

24.3 Post-employment benefits

(i) Defined contributions plans

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when employees provide the related services. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

(ii) Defined benefit plans

The Company's net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan's assets.

The calculation of the obligation of the defined benefit plan is made annually by a qualified actuary using the projected unit credit method. When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive (loss) income.

All amounts in millions of Reais, except as otherwise stated

(iii) Health care

The Company's net obligation for health care is the estimated amount of future benefit that employees will receive in return for services provided in the prior periods. Such amount is discounted to its present value and remeasurements are recognized in profit or loss for the year.

The calculation of health care obligations mainly considers the Company's participants aging and premium history, medical cost inflation and new technologies.

(a) Amounts in statement of financial position

	Consolidated	
	2024	**2023**
Defined benefit		
Novamont Braskem America	70	57
Pension plan Braskem Idesa	33	30
Pension plan Braskem Europe and Netherlands	190	165
	293	252
Health care (i)	325	368
Total obligations	**618**	**620**
Fair value of plan assets	(67)	(53)
Consolidated net balance (non-current liabilities)	**551**	**567**

(i) According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company's part + participant's part).

(b) Change in obligations and fair value

						Consolidated
			2024			2023
	Health care	Benefit plans	Total	Health care	Benefit plans	Total
Balance at beginning of year	368	252	620	322	229	551
Current service cost	5	9	14	5	8	13
Interest cost	31	14	45	29	13	42
Benefits paid	(17)	(7)	(24)	(15)	(6)	(21)
Actuarial losses (gain)	(62)	4	(58)	27		27
Exchange variation		21	21		8	8
Balance at the end of the year	325	293	618	368	252	620

On December 31, 2024, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

All amounts in millions of Reais, except as otherwise stated

(c) Actuarial assumptions

						(%)
			2024			2023
	Health care	Pension plan Europe	Pension plan Netherlands	Health care	Pension plan Europe	Pension plan Netherlands
Discount rate	7.46	3.10	3.10	5.35	3.60	4.15
Inflation rate	3.00	2.00	2.00	3.00	2.00	2.00
Rate of increase in future salary levels	n/a	3.25	3.25	n/a	3.25	3.25
Rate of increase in future pension plan	n/a	2.25	2.25	n/a	2.25	2.25
Aging factor	2.50	n/a	n/a	2.50	n/a	n/a
Medical inflation	3.25	n/a	n/a	3.25	n/a	n/a
Duration (in years)	12.12	n/a	n/a	12.10	n/a	n/a

(d) Sensitivity analysis

									Impact on the defined benefit obligation
			Premise change			Premise increase			Premise reduction
	Health care	Pension plan Europe	Pension plan Netherlands	Health care	Pension plan Europe	Pension plan Netherlands	Health care	Pension plan Europe	Pension plan Netherlands
Discount rate	1.0%	0.25%	0.25%	28	(7)		33	7	4
Rate of increase in future pension plan	1.0%	0.25%	0.25%	(8)	5		(8)	(5)	
Life expectancy	1.0%	1 year	1 year	41	5		(34)	(5)	

All amounts in millions of Reais, except as otherwise stated

25 Equity

25.1 Capital

On December 31, 2024, the Company's subscribed and paid-up capital stock amounted to R$ 8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			72,380,938	20.98			72,380,938	9.08
Norges Bank				23,859,004	6.91			23,859,004	2.99
Other		12,907,077	2.86	93,876,186	27.20	478,790	100.00	107,262,053	13.46
Total		451,668,652	100.00	345,060,365	100.00	478,790	100.00	797,207,807	100.00
Treasury shares				27				27	
Total		451,668,652	100.00	345,060,392	100.00	478,790	100.00	797,207,834	100.00
Authorized		535,661,731		616,682,421		593,818		1,152,937,970	

25.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In 2024, R$ 8 was paid to members of the LTI 2021 Program, without delivery of shares. In 2023, 665,381 shares held in treasury were delivered to participants of the LTI Program 2020.

All amounts in millions of Reais, except as otherwise stated

26 Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of profit (loss) for the year attributable to the Company's common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company's bylaws, as described in Note 25.2, particularly in relation to the limited rights enjoyed by class "B" preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class "A" preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company's bylaws, as described in Note 25.2 and there is no highest limit for their participation.

The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	2024	2023
	Basic and diluted	Basic and diluted
Loss for the year attributed to Company's shareholders	(11,320)	(4,579)
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(6,413)	(2,595)
Preferred shares class "A"	(4,900)	(1,981)
Preferred shares class "B"	(7)	(3)
	(11,320)	(4,579)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	344,796,036
Preferred shares class "B"	478,790	478,790
	797,207,807	796,943,478
Loss per share (in R$)		
Common shares	(14.1998)	(5.7458)
Preferred shares class "A"	(14.1998)	(5.7458)
Preferred shares class "B"	(14.1998)	(5.7458)

All amounts in millions of Reais, except as otherwise stated

Weighing of shares

			2023
			Basic and diluted
			Preferred shares
			Class "A"
	Nota	Outstanding shares	Weighted average
Amount at beginning of the year		344,394,984	344,394,984
Incentive long term plan payments with treasury shares	25.2	665,381	401,052
Amount at the end of the year (i)		345,060,365	344,796,036

(i) There was no change in the number of shares in 2024.

27 Net revenue

		Consolidated		Parent company
	2024	2023	2024	2023
Sales revenue				
Domestic market	56,784	50,902	56,358	50,380
Foreign market	33,296	30,736	9,088	9,175
	90,080	81,638	65,446	59,555
Sales and services deductions				
Taxes				
Domestic market	(12,327)	(10,740)	(12,250)	(10,655)
Foreign market	(45)	(29)		
Sales returns				
Domestic market	(157)	(165)	(150)	(161)
Foreign market	(140)	(135)	(32)	(92)
	(12,669)	(11,069)	(12,432)	(10,908)
Net sales and services revenue	77,411	70,569	53,014	48,647

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with continued management involvement. Most of the Company's sales are made to industrial customers and, in a lower volume, to resellers.

The specific moment when the Company satisfies a performance obligation by transferring a promised good or service to the client is determined as follows:

(i) for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the goods are delivered at the destination established in the contract;

All amounts in millions of Reais, except as otherwise stated

(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client's carrier; and

(iii) for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company's official markers, which is the point of delivery of the products and transfer of their ownership.

(a) Net revenue by country

		Consolidated
	2024	2023
Brazil	44,300	39,997
United States	13,235	12,429
Mexico	3,928	3,329
Switzerland	1,471	1,197
Argentina	1,459	1,039
Germany	1,192	1,121
Japan	1,036	554
Netherlands	959	1,061
Singapore	862	1,618
Chile	797	755
Spain	789	634
Peru	731	676
Italy	696	729
Luxembourg	607	574
China	454	859
Other	4,895	3,997
	77,411	70,569

(b) Net revenue by product

		Consolidated
	2024	2023
Polyethylene /Polypropylene	50,361	44,295
Tertiary-Butyl Ethyl Ether/Gasoline	5,988	5,863
Benzene/Toluene/Xylene	4,966	4,435
Ethylene, Propylene	4,793	4,309
polyvinyl chloride/Caustic Soda	3,433	3,721
Others	2,744	3,925
Butadiene	1,940	1,211
Cumene	1,332	1,126
Naphtha, condensate and other resales	1,235	1,046
solvents	619	638
	77,411	70,569

All amounts in millions of Reais, except as otherwise stated

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2024, the most significant revenue from a single client amounts to approximately 2,7% of total net revenues of the Company and refers to the sale of resins.

28 Tax incentives

(a) SUDENE - IR

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IRPJ and additional taxes on income from the following industrial units: (i) PVC and Chlor-Alkali (*Cloro Soda*), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department ("SUDENE") is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. Currently, the Company is in the process of renewing the incentive with the granting authority.

In 2024, the Company also recorded a tax loss and, for such reason, did not make use of tax benefits.

(b) PRODESIN - ICMS

Since 2010, the Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program ("PRODESIN"), which are aimed at implementing and expanding a plant in that state. In 2024, the amount was R$ 28 (2023: R$ 58).

Valores expressos em milhões de Reais, exceto quando indicado de outra forma

29 Financial results

Transactions in foreign currencies are translated into the respective functional currency of the Company's subsidiaries at the exchange rates in effect on the transaction dates.

Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship.

		Consolidated		Parent company
	2024	2023	2024	2023
Financial income				
Interest income	1,256	1,469	891	1,061
Inflation indexation income on tax assets	105	51	105	37
Adjustment to present value - appropriation	273	139	147	127
Other	85	19	45	75
	1,719	1,678	1,188	1,300
Financial expenses				
Interest expenses	(5,173)	(3,969)	(5,072)	(3,899)
Adjustment to present value - appropriation	(920)	(616)	(966)	(756)
Interest expenses on leases	(264)	(281)	(189)	(193)
Other	(496)	(723)	(170)	(468)
	(6,853)	(5,589)	(6,397)	(5,316)
Derivatives and exchange rate variations, net				
On financial assets	1,115	(751)	1,072	(100)
On financial liabilities	(12,668)	1,351	(10,196)	215
Gain on derivatives	66	83		72
Losses on derivatives	(33)	(172)	(33)	(97)
	(11,520)	511	(9,157)	90
Total	(16,654)	(3,400)	(14,366)	(3,926)

The effects from exchange variations on the Company's transactions are due to the depreciation of Brazilian Real and Mexican peso, according to the following:

			End of year rate			Average rate
	2024	2023	Variation	2024	2023	Variation
U.S. dollar - Brazilian real	6.1923	4.8413	27.91%	5.3920	4.9953	7.94%
Euro - Brazilian real	6.4363	5.3516	20.27%	5.8340	5.4023	7.99%
Mexican peso - Brazilian real	0.2986	0.2856	4.55%	0.2940	0.2816	4.41%
U.S. dollar - Mexican peso	20.7505	16.9596	22.35%	18.1605	17.7913	2.08%

Valores expressos em milhões de Reais, exceto quando indicado de outra forma

30 Expenses by nature and function

	Consolidated		Parent company	
	2024	2023	2024	2023
Classification by nature:				
Raw materials other inputs	(58,447)	(54,602)	(44,338)	(41,708)
Personnel expenses	(4,143)	(3,599)	(2,582)	(2,244)
Outsourced services	(3,115)	(3,094)	(2,313)	(2,326)
Depreciation and amortization	(4,950)	(5,206)	(3,068)	(3,524)
Freights	(4,165)	(4,134)	(1,359)	(1,542)
Idle industrial plants (i)	(624)	(503)	(447)	(398)
Geological event in Alagoas (Note 23)	(2,123)	(2,193)	(2,123)	(2,193)
Other income (ii)	978	1,769	1,200	1,599
Other expenses	(1,880)	(1,806)	(1,155)	(1,009)
Total	**(78,469)**	**(73,368)**	**(56,185)**	**(53,345)**
Classification by function:				
Cost of products sold	(71,414)	(67,548)	(51,438)	(49,247)
Selling and distribution	(1,991)	(1,916)	(1,053)	(1,039)
(Loss for) Reversal of impairment of trade accounts receivable and others from clients	108	(83)	98	(90)
General and administrative	(2,639)	(2,472)	(1,608)	(1,689)
Research and development	(463)	(383)	(202)	(196)
Other income (ii)	978	1,769	1,200	1,599
Other expenses (iii)	(3,048)	(2,735)	(3,182)	(2,683)
Total	**(78,469)**	**(73,368)**	**(56,185)**	**(53,345)**

(i) In early May 2024, due to the extreme weather event that hit the state of Rio Grande do Sul, the Company carried out a shutdown process of its plants located in the Triunfo Petrochemical Complex – RS. At the end of the respective month, the process of gradual resumption of plant operations began. As a result of the weather event, the Company recognized expenses in profit or loss for the period in the amount of R$ 226, of which R$ 158 refer to the idleness of the Triunfo Petrochemical complex recognized under Cost of goods sold.

(ii) In 2023, refers mainly to settlement of claim agreement signed with insurance companies and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil. In 2024, it refers mainly to the gain from the sale of control of Cetrel (note 1).

(iii) Refers mainly to expenses incurred with the geological event in Alagoas.

All amounts in millions of Reais, except as otherwise stated

31 Segment information

The Company's organizational structure is formed by the following segments:

- **Brazil:** includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

- **United States and Europe:** operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America, Braskem Holanda and Braskem Europe, respectively.

- **Mexico:** comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the financial statements. The operating segments are stated based on the results of operations.

The eliminations and reclassifications line are mainly represented by purchases and sales between the Company's reportable segments.

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the financial information.

(b) Results by segment

				Operating expenses			2024
	Net revenue	Cost of products sold	Gross profit	Selling, general, and distribution expenses (i)	Results from equity-accounted investees	Other operating income (expenses), net	Profit(loss) before financial expenses and taxes
Reporting segments							
Brazil	54,844	(50,600)	4,244	(1,623)		(2,502)	119
USA and Europe	19,444	(18,026)	1,418	(829)		(47)	542
Mexico	5,148	(4,501)	647	(569)		52	130
Total	**79,436**	**(73,127)**	**6,309**	**(3,021)**		**(2,497)**	791
Other segments	736	(351)	385	41	(21)	(119)	286
Corporate unit				(2,079)		651	(1,428)
Braskem consolidated before eliminations and reclassifications	**80,172**	**(73,478)**	**6,694**	**(5,059)**	**(21)**	**(1,965)**	**(351)**
Eliminations and reclassifications	(2,761)	2,064	(697)	74		(106)	(729)
Total	**77,411**	**(71,414)**	**5,997**	**(4,985)**	**(21)**	**(2,071)**	**(1,080)**

All amounts in millions of Reais, except as otherwise stated

2023

	Net revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general, and distribution expenses (i)	Results from equity-accounted investees	Other operating income (expenses), net	Profit(loss) before financial expenses and taxes
Reporting segments							
Brazil	49,512	(48,159)	1,353	(1,781)		(1,443)	(1,871)
USA and Europe	17,507	(16,127)	1,380	(802)		309	887
Mexico	4,449	(4,366)	83	(615)		195	(337)
Total	**71,468**	**(68,652)**	**2,816**	**(3,198)**		**(939)**	**(1,321)**
Other segments	782	(501)	281	137	7	8	433
Corporate unit				(2,033)		458	(1,575)
Braskem consolidated before eliminations and reclassifications	**72,250**	**(69,153)**	**3,097**	**(5,094)**	**7**	**(473)**	**(2,463)**
Eliminations and reclassifications	(1,681)	1,605	(76)	240		(493)	(329)
Total	**70,569**	**(67,548)**	**3,021**	**(4,854)**	**7**	**(966)**	**(2,792)**

(a) Assets by segment

Consolidated
2024

	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments					
Brazil	381	16,748	2,690	1,883	615
USA and Europe	57	7,850	106	1,457	1,560
Mexico		15,718	566	318	299
Unallocated amounts		101	25	61	122
Total	438	40,417	3,387	3,719	2,596

Consolidated
2023

	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments					
Brazil	108	17,279	2,658	2,175	1,651
USA and Europe	57	6,359	131	1,234	141
Mexico		14,357	304	409	297
Unallocated amounts		410	15	2	60
Total	165	38,405	3,108	3,820	2,149

(i) Refers to the non-current items of recoverable taxes, income taxes, judicial deposits and other assets.

32 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. As of December 31, 2024, these commitments amounted to R$ 8,355 (2023: R$ 8,616) and are expected to be settled by 2044.

33 Subsequent events

In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company's strategic direction of prioritizing its assets and investments, both operational and strategic, in order to optimize capital allocation and cash generation. As of December 31, 2024, the balance of the investment in Oxygea was R$134, which will be transferred to Braskem S.A., with no expectations of relevant losses in this process.